

07021782



February 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

PROCESSED

MAR **1 6** 2007

THOMSON
FINANCIAL

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,722,098	1,700,990,183.95	Before Exercise	23,127,742
Preference Shares*	-	-	Add Exercise 5,000	76,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,512,727,098	1,701,066,683.95	After Exercise	23,122,742

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 28-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

<ins>LOCAL COMPANY TRANSACTIONS</ins>		



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

<ins>Resolution</ins>	Share payable in cash	<ins>For a consideration other than cash</ins>	<ins>Share Capital / Allottees' Particulars</ins>	<ins>Shareholders list after the allotment</ins>	<ins>Summary of Capital</ins>

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   15.30

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2554687C	LIM YEE CHYE	Individual



LOCAL COMPANY TRANSACTIONS.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2554687C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM YEE CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀○ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀Postal Code : 310200   [Retrieve Address]

⠀⠀Block/House No. : 200

⠀⠀Street Name : **TOA PAYOH NORTH**

⠀⠀Unit : # 02   - 1041

⠀⠀Building/Estate Name : **TOA PAYOH SPRING**

Foreign Address (* if Address Type is Foreign Address)

⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet ⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀ 2/28/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 28/02/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,512,727,098	86084215	0
Amount of Issued Share Capital :	1,701,066,683.95	86084215	0
Amount of Paid-up Share Capital :	1,701,066,683.95	86084215	0



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002179770A

Transaction No.	**Company Registration No.**	**Company Name**
C070091630	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002179770A   Date/Time : 28/02/2007 10:16

Transaction No   : C070091630

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :
199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,194.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,727,098	1,701,066,683.95	Before Exercise	23,122,742
Preference Shares*	-	-	Add Exercise	3,000	66,990.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise	1,512,730,098	1,701,133,673.95	After Exercise	23,119,742

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   :   _____

Name   :   Sherylene Wang

Designation   :   Vice President

Date   :   28-Feb-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$22.33	$66,990.00	
3,000	Total value of shares exercised =	$66,990.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S0012104E   MRS LAM SIOK LOON   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0012104E   [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675   [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/28/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512730098	86084215	0
Amount of Issued Share Capital :	1701133673.95	86084215	0
Amount of Paid-up Share Capital :	1701133673.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/02/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002179788A

Transaction No.	**Company Registration No.**	**Company Name**
C070091650	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |


Statement of Transaction for Deposit Service Account

From 28/02/2007 To 28/02/2007

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type / Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	28/02/2007		**Balance Brought Forward**			1,204.00
1	28/02/2007 10:16:11	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C070091630	ACR0000002179770A	10.00	0.00
2	28/02/2007 10:21:37	S8024219J	Lodgment Of Return Of Allotment Of Share / 199901152M C070091650	ACR0000002179788A	10.00	0.00
Total					**20.00**	**0.00**
Balance Carried Down						**1,184.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

Ok

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 23,240 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,730,098	1,701,133,673.95	Before Exercise	23,119,742
Preference Shares*	-	-	Add Exercise 23,240	411,348.00	Less Exercise	(23,240)
Preference Shares #	-	-	After Exercise 1,512,753,338	1,701,545,021.95	After Exercise	23,096,502

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   28-Feb-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
23,240	$17.70	$411,348.00	
23,240	Total value of shares exercised =	$411,348.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

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(Click 'Browse' to select file for attachment)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☐S0040556F / GOH GEOK LING
	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   23240

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1610118D	LIM SIEW LAN	Individual
S2703957Z	DAVID JOHN WALKER-SMITH	Individual
S6922198Z	NG SIOK LING	Individual
S7175300Z	YEO WEE YAP	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1610118D [Retrieve Details]

Identification Type : * NRIC

Name : * LIM SIEW LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
⦾ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650628 [Retrieve Address]

Block/House No. : 628

Street Name : **BUKIT BATOK CENTRAL**

Unit : # 09 - 650

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6922198Z Retrieve Details

Identification Type : * NRIC

Name : * NG SIOK LING

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 288455 Retrieve Address

Block/House No. : 65

Street Name : **SHELFORD ROAD**

Unit : # 03 - 05

Building/Estate Name : **SHELFORD REGENCY**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/28/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7175300Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO WEE YAP

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,

89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Postal code is invalid.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2703957Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   DAVID JOHN WALKER-SMITH

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : THE LARCHES, 22 CLAREMONT ROAD, CLAYGATE

SURREY, ENGLAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   13240

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512753338	86084215	0
Amount of Issued Share Capital :	1701545021.95	86084215	0
Amount of Paid-up Share Capital :	1701545021.95	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                           ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002179861A

Transaction No.	**Company Registration No.**	**Company Name**
C070091726	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002179861A

Transaction No   : C070091726

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 28/02/2007 10:37

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,174.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,753,338	1,701,545,021.95	Before Exercise	23,096,502
Preference Shares*	-	-	Add Exercise	12,000	176,760.00	Less Exercise	(12,000)
Preference Shares #	-	-	After Exercise	1,512,765,338	1,701,721,781.95	After Exercise	23,084,502

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$14.73	$176,760.00	
12,000	Total value of shares exercised =	$176,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/28/2007

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1243747A	KOH POH CHYE	Individual
S7175300Z	YEO WEE YAP	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1243747A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH POH CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278735 [Retrieve Address]

Block/House No. : 15

Street Name : **HOLLAND HILL**

Unit : # 01 - 12

Building/Estate Name : **OLINA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7175300Z [Retrieve Details]

Identification Type : * NRIC

Name : * YEO WEE YAP

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,

89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/28/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

              Postal Code :

       Block/House No. :

           Street Name :

                Unit : # -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

              Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512765338	86084215	0
Amount of Issued Share Capital :	1701721781.95	86084215	0
Amount of Paid-up Share Capital :	1701721781.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002179890A

Transaction No.	**Company Registration No.**	**Company Name**
C070091753	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002179890A

Transaction No   : C070091753

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 28/02/2007 10:42

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,164.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,700 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,765,338	1,701,721,781.95	Before Exercise	23,084,502
Preference Shares*	-	-	Add Exercise	7,700	80,080.00	Less Exercise	(7,700)
Preference Shares #	-	-	After Exercise	1,512,773,038	1,701,801,861.95	After Exercise	23,076,802

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 28-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,700	$10.40	$80,080.00	
7,700	Total value of shares exercised =	$80,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9010000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7700

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1187342A	LOH LAI MENG	Individual
S6837105H	THAM LAI PENG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1187342A   [Retrieve Details]

Identification Type : * NRIC

Name : * LOH LAI MENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
              ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 459949 [Retrieve Address]

Block/House No. : 25A

Street Name : **AIDA STREET**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6837105H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   THAM LAI PENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570181   [Retrieve Address]

Block/House No. : 181

Street Name : **BISHAN STREET 13**

Unit : # 12 - 261

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4700

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 28/02/2007 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512773038	86084215	0
Amount of Issued Share Capital :	1701801861.95	86084215	0
Amount of Paid-up Share Capital :	1701801861.95	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   .10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service
                          ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002179917A

Transaction No.	Company Registration No.	Company Name
C070091780	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002179917A

Transaction No   : C070091780

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 28/02/2007 10:48

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,154.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,420 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,773,038	1,701,801,861.95	Before Exercise	23,076,802
Preference Shares*	-	-	Add Exercise	13,420	197,676.60	Less Exercise	(13,420)
Preference Shares #	-	-	After Exercise	1,512,786,458	1,701,999,538.55	After Exercise	23,063,382

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 28-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,420	$14.73	$197,676.60	
13,420	Total value of shares exercised =	$197,676.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13420		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save	Delete	Reset	Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1169622H	JOAN TING-WONG PING EE, MRS	Individual
S7175300Z	YEO WEE YAP	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7175300Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO WEE YAP

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,

89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3420

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

Save- -Reset- -Back-



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1169622H [Retrieve Details]

Identification Type : * NRIC

Name : * JOAN TING-WONG PING EE, MRS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807520 [Retrieve Address]

Block/House No. : 31

Street Name : **SARACA DRIVE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   28/02/2007   (dd/mm/yyyy)

Save | Reset | Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others '
Number of Shares :	1512786458	86084215	0
Amount of Issued Share Capital :	1701999538.55	86084215	0
Amount of Paid-up Share Capital :	1701999538.55	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002179938A

Transaction No.	**Company Registration No.**	**Company Name**
C070091807	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002179938A
Transaction No	: C070091807
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/02/2007 10:53

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :　　　　10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,144.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 570 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,786,458	1,701,999,538.55	Before Exercise	23,063,382
Preference Shares*	-	-	Add Exercise 570	8,589.90	Less Exercise	(570)
Preference Shares #	-	-	After Exercise 1,512,787,028	1,702,008,128.45	After Exercise	23,062,812

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 28-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
570	$15.07	$8,589.90	
570	Total value of shares exercised =	$8,589.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

| Browse... |

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　　　Preference　　　　Others

Number of shares :　　570

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

　　　　　　paid : 15.07

　　　　　unpaid : 0

Save　Delete　Reset　Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7175300Z	YEO WEE YAP	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7175300Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO WEE YAP

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,

89 POK FU LAM ROAD, POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/28/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :　　　570

b) Class of shares allotted :　　　Ordinary

c) Currency :　　　SINGAPORE DOLLAR (099)

d) Date of allotment :　　　28/02/2007　(dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512787028	86084215	0
Amount of Issued Share Capital :	1702008128.45	86084215	0
Amount of Paid-up Share Capital :	1702008128.45	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002179957A

Transaction No.	Company Registration No.	Company Name
C070091822	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002179957A

Date/Time : 28/02/2007 10:57

Transaction No   : C070091822

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,134.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



March 1, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

OH-18-003 (09/2004)
Co Req No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,787,028	1,702,008,128.45	Before Exercise	23,062,812
Preference Shares*	-	-	Add Exercise 5,000	104,350.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,512,792,028	1,702,112,478.45	After Exercise	23,057,812

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$20.87	$104,350.00	
5,000	Total value of shares exercised =	$104,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ⦿ Yes   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1518025J	HO TIONG SANG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1518025J — Retrieve Details

Identification Type : * NRIC

Name : * HO TIONG SANG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789325 Retrieve Address

Block/House No. : 108A

Street Name : **LENTOR GREEN**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512792028	86084215	0
Amount of Issued Share Capital :	1702112478.45	86084215	0
Amount of Paid-up Share Capital :	1702112478.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/03/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002182759A

Transaction No.	Company Registration No.	Company Name
C070095033	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |

PAYMENTS



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002182759A

Transaction No   : C070095033

Date/Time : 01/03/2007 14:32

[Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,119.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 34,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,792,028	1,702,112,478.45	Before Exercise	23,057,812
Preference Shares*	-	-	Add Exercise 34,000	601,800.00	Less Exercise	(34,000)
Preference Shares #	-	-	After Exercise 1,512,826,028	1,702,714,278.45	After Exercise	23,023,812

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
34,000	$17.70	$601,800.00	
34,000	Total value of shares exercised =	$601,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 34000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1174129J	TAN MUI LAN	Individual
S1327345F	WEE AIK HUAT VINCENT	Individual
S1483570I	TAN BOON KIEN	Individual
S1555856C	WEE BEE LING CATHERINE	Individual
S1597058H	LEE SENG HWANG	Individual
S2649797C	KO FOOK CHUAN	Individual
S2703921I	CHIARAWONGSE SUDATHIP	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1327345F   [Retrieve Details]

Identification Type : * NRIC

Name : * WEE AIK HUAT VINCENT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 568431 [Retrieve Address]

Block/House No. : 70

Street Name : **MEI HWAN DRIVE**

Unit : # 03 - 18

Building/Estate Name : **GOLDENHILL PARK CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S27039211   ⟋   [Retrieve Details]

Identification Type : *   NRIC   ⟋

Name : *   CHIARAWONGSE SUDATHIP   ⟋

Nationality : *   SINGAPORE P.R. (300)   ⟋

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ⟋
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀○ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀⠀⠀Postal Code : 448908   ⟋[Retrieve Address]

⠀⠀⠀⠀Block/House No. : 5   ⟋

⠀⠀⠀⠀Street Name : **SIGLAP ROAD**   ⟋

⠀⠀⠀⠀Unit : # 08   - 48   ⟋

⠀⠀⠀⠀Building/Estate Name : **MANDARIN GARDENS**

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1597058H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE SENG HWANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 670213   [Retrieve Address]

Block/House No. : 213

Street Name : **PETIR ROAD**

Unit : # 05 - 503

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>   <u>Share payable in cash</u>   <u>For a consideartion other than cash</u>   <u>Share Capital / Allottees' Particulars</u>   <u>Shareholders list after the allotment</u>   <u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1483570I   Retrieve Details

Identification Type : *   NRIC

Name : *   TAN BOON KIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 440027 /   Retrieve Address

Block/House No. : 27

Street Name : **MARINE CRESCENT**

Unit : # 22   - 07

Building/Estate Name : **MARINE CRESCENT VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1555856C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WEE BEE LING CATHERINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 759075   [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN MATA AYER**

Unit : # 03   - 05

Building/Estate Name : **EUPHONY GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2649797C   Retrieve Details

Identification Type : *   NRIC

Name : *   KO FOOK CHUAN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787057   Retrieve Address

Block/House No. : 483

Street Name : **YIO CHU KANG ROAD**

Unit : # 01 - 13

Building/Estate Name : **CASTLE GREEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1174129J [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUI LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 455048 [Retrieve Address]

Block/House No. : 10A

Street Name : **YARROW GARDENS**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1512826028	86084215	0
Amount of Issued Share Capital :	1702714278.45	86084215	0
Amount of Paid-up Share Capital :	1702714278.45	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/03/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002182922A

Transaction No.	Company Registration No.	Company Name
C070095207	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002182922A

Transaction No : C070095207

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 01/03/2007 15:20

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,109.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 33,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,826,028	1,702,714,278.45	Before Exercise	23,023,812
Preference Shares*	-	-	Add Exercise	33,000	486,090.00	Less Exercise	(33,000)
Preference Shares #	-	-	After Exercise	1,512,859,028	1,703,200,368.45	After Exercise	22,990,812

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :   _____

Designation :   Vice President   Date   :   1-Mar-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
33,000	$14.73	$486,090.00	
33,000	Total value of shares exercised =	$486,090.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   33000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E7034150	MARK BRYANT	Individual
G594242(9)	LIU WA CHING DANNY	Individual
S1236291I	TAN BOON LIAN AMOS	Individual
S1451282I	YEO BOON HUN	Individual
S1555856C	WEE BEE LING CATHERINE	Individual
S1706558J	LEE SOCK KUEN MONICA	Individual
S2555863D	HONG KEAH HUAT	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution **Share payable in cash** **For a consideartion other than cash** **Share Capital / Allottees' Particulars** **Shareholders list after the allotment** **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2555863D [Retrieve Details]

Identification Type : * NRIC

Name : * HONG KEAH HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557323 [Retrieve Address]

Block/House No. : 8

Street Name : **KENSINGTON PARK DRIVE**

Unit : # 06 - 08

Building/Estate Name : **KENSINGTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E7034150   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   MARK BRYANT

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347   [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| __Resolution__ | __Share payable in cash__ | __For a consideartion other than cash__ | __Share Capital / Allottees' Particulars__ | __Shareholders list after the allotment__ | __Summary of Capital__ |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G594242(9)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   LIU WA CHING DANNY

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 14/F, MAN YEE BUILDING, 68 DES VOEUX ROAD

CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1555856C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WEE BEE LING CATHERINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 759075   [Retrieve Address]

Block/House No. : 1

Street Name : **JALAN MATA AYER**

Unit : # 03 - 05

Building/Estate Name : **EUPHONY GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S12362911   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN BOON LIAN AMOS

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   349791   [Retrieve Address]

Block/House No. : 23

Street Name : **BUTTERFLY AVENUE**

Unit : #   -

Building/Estate Name : **SENNETT ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1706558J [Retrieve Details]

Identification Type : * NRIC

Name : * LEE SOCK KUEN MONICA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169481 [Retrieve Address]

Block/House No. : 5

Street Name : **JALAN MEMBINA**

Unit : # 02 - 01

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1451282I   [Retrieve Details]

Identification Type : * NRIC

Name : * YEO BOON HUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 806917 [Retrieve Address]

Block/House No. : 16

Street Name : **SELETAR TERRACE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   9000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512859028	86084215	0
Amount of Issued Share Capital :	1703200368.45	86084215	0
Amount of Paid-up Share Capital :	1703200368.45	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/03/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183074A

Transaction No.	**Company Registration No.**	**Company Name**
C070095387	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002183074A

Transaction No : C070095387

Date/Time : 01/03/2007 16:10

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,099.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 17,410 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,859,028	1,703,200,368.45	Before Exercise	22,990,812
Preference Shares*	-	-	Add Exercise	17,410	181,064.00	Less Exercise	(17,410)
Preference Shares #	-	-	After Exercise	1,512,876,438	1,703,381,432.45	After Exercise	22,973,402

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 1-Mar-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,410	$10.40	$181,064.00	
17,410	Total value of shares exercised =	$181,064.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   17410

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1347975E	CHU HUI LEE	Individual
S1451282I	YEO BOON HUN	Individual
S7227177G	HO YIN MAY PAULINE	Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S14512821 [Retrieve Details]

Identification Type : * NRIC

Name : * YEO BOON HUN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 806917 [Retrieve Address]

Block/House No. : 16

Street Name : **SELETAR TERRACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2400

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7227177G   [Retrieve Details]

Identification Type : * NRIC

Name : * HO YIN MAY PAULINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 589631   [Retrieve Address]

Block/House No. : 993

Street Name : **BUKIT TIMAH ROAD**

Unit : # 04 - 19

Building/Estate Name : **MAPLEWOODS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

3/1/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Local Company Transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1347975E   [Retrieve Details]

Identification Type : * NRIC

Name : * CHU HUI LEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239230 [Retrieve Address]

Block/House No. : 36

Street Name : **LEONIE HILL**

Unit : # 04 - 02

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

3/1/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 10010

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 01/03/2007 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :　　　　　　　　　**SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512876438	86084215	0
Amount of Issued Share Capital :	1703381432.45	86084215	0
Amount of Paid-up Share Capital :	1703381432.45	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/03/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002183166A

Transaction No.	**Company Registration No.**	**Company Name**
C070095484	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002183166A

Date/Time : 01/03/2007 16:32

Transaction No   : C070095484

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,089.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 840 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,876,438	1,703,381,432.45	Before Exercise	22,973,402
Preference Shares*	-	-	Add Exercise	840	12,373.20	Less Exercise	(840)
Preference Shares #	-	-	After Exercise	1,512,877,278	1,703,393,805.65	After Exercise	22,972,562

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Mar-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
840	$14.73	$12,373.20	
840	Total value of shares exercised =	$12,373.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   840

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideration other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

<u>S6834171Z</u>   LIM HIM CHUAN   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6834171Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM HIM CHUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 270013 [Retrieve Address]

Block/House No. : 13

Street Name : **GHIM MOH ROAD**

Unit : # 05 - 35

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   840

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/03/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512877278	86084215	0
Amount of Issued Share Capital :	1703393805.65	86084215	0
Amount of Paid-up Share Capital :	1703393805.65	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/03/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

HOME | LOGOUT

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002183183A

Transaction No.	**Company Registration No.**	**Company Name**
C070095504	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   3/1/2007



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002183183A   Date/Time : 01/03/2007 16:38

Transaction No   : C070095504   Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,079.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT



February 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Req No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- *Pari Passu*

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,648,098	1,699,764,313.95	Before Exercise	23,201,742
Preference Shares*	-	-	Add Exercise 6,000	125,220.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise 1,512,654,098	1,699,889,533.95	After Exercise	23,195,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 27-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$20.87	$125,220.00	
6,000	Total value of shares exercised =	$125,220.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/27/2007

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   6000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0012104E [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
⦿ ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1512654098	86084215	0
Amount of Issued Share Capital :	1699889533.95	86084215	0
Amount of Paid-up Share Capital :	1699889533.95	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002178036A

Transaction No.	**Company Registration No.**	**Company Name**
C070089815	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No   : ACR0000002178036A

Date/Time : 27/02/2007 11:33

Transaction
No   : C070089815

| Print |

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,234.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 45,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,654,098	1,699,889,533.95	Before Exercise	23,195,742
Preference Shares*	-	-	Add Exercise	45,000	796,500.00	Less Exercise	(45,000)
Preference Shares #	-	-	After Exercise	1,512,699,098	1,700,686,033.95	After Exercise	23,150,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 27-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
45,000	$17.70	$796,500.00	
45,000	Total value of shares exercised =	$796,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable *in cash*) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   45000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideration other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G115106(0)	CHAN PAULINE	Individual
S1483570I	TAN BOON KIEN	Individual
S1707534I	RODERICK GREGORY THESEIRA	Individual
S2695108I	TAN SHU TENG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1707534I   [Retrieve Details]

Identification Type : *   NRIC

Name : *   RODERICK GREGORY THESEIRA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557183   [Retrieve Address]

Block/House No. : 1

Street Name : **KINGSWEAR AVENUE**

Unit : #

Building/Estate Name : **SERANGOON GARDEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S14835701   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN BOON KIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   440027   [Retrieve Address]

Block/House No. :   27

Street Name :   **MARINE CRESCENT**

Unit :   # 22   - 07

Building/Estate Name :   **MARINE CRESCENT VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/27/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S26951081   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SHU TENG

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309657   [Retrieve Address]

Block/House No. : 16

Street Name : **CHANCERY HILL ROAD**

Unit : # 03 - 05

Building/Estate Name : **VILLA CHANCERITA**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   17000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G115106(0)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHAN PAULINE

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10/F, THE CENTRE, 99 QUEEN'S ROAD C

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512699098	86084215	0
Amount of Issued Share Capital :	1700686033.95	86084215	0
Amount of Paid-up Share Capital :	1700686033.95	86084215	0



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002178080A

Transaction No.	Company Registration No.	Company Name
C070089860	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002178080A
Transaction No	: C070089860
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/02/2007 11:43

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :
199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,224.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,512,699,098	1,700,686,033.95	Before Exercise	23,150,742
Preference Shares*	-	-	Add Exercise		15,000	220,950.00	Less Exercise	(15,000)
Preference Shares #	-	-	After Exercise		1,512,714,098	1,700,906,983.95	After Exercise	23,135,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date :   27-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

_____

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   15000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. **Name** **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
E7034150	MARK BRYANT	Individual
S1236291I	TAN BOON LIAN AMOS	Individual
S2555863D	HONG KEAH HUAT	Individual
S2666377F	CHUNG WANG LEONG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2555863D   Retrieve Details

Identification Type : * NRIC

Name : * HONG KEAH HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 557323   Retrieve Address

Block/House No. : 8

Street Name : **KENSINGTON PARK DRIVE**

Unit : # 06 - 08

Building/Estate Name : **KENSINGTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S12362911 [Retrieve Details]

Identification Type : * NRIC

Name : * TAN BOON LIAN AMOS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 349791 [Retrieve Address]

Block/House No. : 23

Street Name : **BUTTERFLY AVENUE**

Unit : #   -

Building/Estate Name : **SENNETT ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/27/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 3000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 27/02/2007 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2666377F   [Retrieve Details]

Identification Type : * NRIC

Name : * CHUNG WANG LEONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
               ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 469975   [Retrieve Address]

Block/House No. : 32

Street Name : **BAYSHORE ROAD**

Unit : # 07 - 01

Building/Estate Name : **THE BAYSHORE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E7034150   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   MARK BRYANT

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   109347 [Retrieve Address]

Block/House No. :   9

Street Name : **PRESTON ROAD**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   7,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1512714098**   /   **86084215**   **0**

Amount of Issued Share Capital : **1700906983.95** / **86084215**   **0**

Amount of Paid-up Share Capital : **1700906983.95** / **86084215**   **0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002178105A

Transaction No.	Company Registration No.	Company Name
C070089887	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002178105A

Transaction No   : C070089887

Date/Time : 27/02/2007 11:51

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,214.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,714,098	1,700,906,983.95	Before Exercise	23,135,742
Preference Shares*	-	-	Add Exercise 8,000	83,200.00	Less Exercise	(8,000)
Preference Shares #	-	-	After Exercise 1,512,722,098	1,700,990,183.95	After Exercise	23,127,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 27-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$10.40	$83,200.00	
8,000	Total value of shares exercised =	$83,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

Browse...

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration Name No.   **Shareholder Category**

E7034150   MARK BRYANT   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a considertion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * E7034150 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * MARK BRYANT

Nationality : * AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347 [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   27/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1512722098**   **86084215**   **0**

Amount of Issued Share Capital : **1700990183.95** **86084215**   **0**

Amount of Paid-up Share Capital : **1700990183.95** **86084215**   **0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

  

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002178128A

Transaction No.	Company Registration No.	Company Name
C070089910	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002178128A

Date/Time : 27/02/2007 11:56

Transaction No : C070089910

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,204.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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February 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DH-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
					Shares	$	
Ordinary Shares	-	-		Before Exercise	1,512,531,098	1,697,856,623.95	Before Exercise	23,318,742
Preference Shares*	-	-		Add Exercise	6,000	91,800.00	Less Exercise	(6,000)
Preference Shares #	-	-		After Exercise	1,512,537,098	1,697,948,423.95	After Exercise	23,312,742

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   26-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$15.30	$91,800.00	
6,000	Total value of shares exercised =	$91,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 6000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save Delete Reset Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1638513A	WONG TECK KHIM	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1638513A   [Retrieve Details]

Identification Type : * NRIC

Name : * WONG TECK KHIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468898   [Retrieve Address]

Block/House No. : 30

Street Name : **EVERGREEN GARDENS**

Unit : #

Building/Estate Name : **EVERGREEN GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 6000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512537098	86084215	0
Amount of Issued Share Capital :	1697948423.95	86084215	0
Amount of Paid-up Share Capital :	1697948423.95	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002177161A

Transaction No.	**Company Registration No.**	**Company Name**
C070088852	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

GST No. :M9-0008879-T

Receipt No   : ACR0000002177161A

Transaction No   : C070088852

Date/Time : 26/02/2007 16:52

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,284.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,537,098	1,697,948,423.95	Before Exercise	23,312,742
Preference Shares*	-	-	Add Exercise	5,000	104,350.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,512,542,098	1,698,052,773.95	After Exercise	23,307,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 26-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$20.87	$104,350.00	
5,000	Total value of shares exercised =	$104,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid :   20.87

unpaid :   0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1451533Z	TAN KOK SOON	Individual
S1671929C	TAN MUAY MUAY JACQUELINE	Individual
S2198244Z	TAN SOH LENG	Individual
S6826101E	CHOE TSE WEI	Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1671929C   [Retrieve Details]

Identification Type : * NRIC

Name : * TAN MUAY MUAY JACQUELINE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 587970   [Retrieve Address]

Block/House No. : 37

Street Name : **HINDHEDE WALK**

Unit : # 08 - 02

Building/Estate Name : **SOUTHAVEN II**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2198244Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SOH LENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579980   [Retrieve Address]

Block/House No. : 6

Street Name : **ANGKLONG LANE**

Unit : # 06 - 04

Building/Estate Name : **FABER GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/26/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * ·S1451533Z   [Retrieve Details]

Identification Type : * NRIC

Name : * TAN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570262   [Retrieve Address]

Block/House No. : 262

Street Name : **BISHAN STREET 22**

Unit : # 09 - 287

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6826101E   [Retrieve Details]

Identification Type : * NRIC

Name : * CHOE TSE WEI

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560259   [Retrieve Address]

Block/House No. : 259

Street Name : **ANG MO KIO AVENUE 2**

Unit : # 18 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees In box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

Save   Reset   Back



HOME	LOGOUT

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1512542098   86084215   0

Amount of Issued Share Capital : 1698052773.95 86084215 0

Amount of Paid-up Share
Capital :   1698052773.95 86084215 0



PAYMENTS		HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
⭘ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   26/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002177223A

Transaction No.	**Company Registration No.**	**Company Name**
C070088923	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002177223A

Date/Time : 26/02/2007 17:15

Transaction No : C070088923

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,274.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,542,098	1,698,052,773.95	Before Exercise 23,307,742
Preference Shares*	-	-	Add Exercise	1,000	22,330.00	Less Exercise (1,000)
Preference Shares #	-	-	After Exercise	1,512,543,098	1,698,075,103.95	After Exercise 23,306,742

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   26-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$22.33	$22,330.00	
1,000	Total value of shares exercised =	$22,330.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ● Yes   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

	Ordinary	Preference	Others
paid :	22.33		
unpaid :	0		

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. **Name** **Shareholder Category**

S2198244Z   TAN SOH LENG   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2198244Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SOH LENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579980   [Retrieve Address]

Block/House No. : 6

Street Name : **ANGKLONG LANE**

Unit : # 06 - 04

Building/Estate Name : **FABER GARDEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

| Save | Reset | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512543098	86084215	0
Amount of Issued Share Capital :	1698075103.95	86084215	0
Amount of Paid-up Share Capital :	1698075103.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                            ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   26/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002177257A

Transaction No.	**Company Registration No.**	**Company Name**
C070088965	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002177257A

Date/Time : 26/02/2007 17:26

Transaction No   : C070088965

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,264.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 48,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,543,098	1,698,075,103.95	Before Exercise	23,306,742
Preference Shares*	-	-	Add Exercise	48,000	849,600.00	Less Exercise	(48,000)
Preference Shares #	-	-	After Exercise	1,512,591,098	1,698,924,703.95	After Exercise	23,258,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Date : 26-Feb-2007

Name : Sherylene Wang

Designation : Vice President

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
48,000	$17.70	$849,600.00	
48,000	Total value of shares exercised =	$849,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are *not* given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   48000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   For a consideration other than cash   Share Capital / Allottees' Particulars   Shareholders list after the allotment   Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
A352036	PORNSANONG TUCHINDA	Individual
S0112147B	MDM CAROLYN WONG WAI MENG	Individual
S1124881J	KOH SIEW LENG	Individual
S1451533Z	TAN KOK SOON	Individual
S1808486D	TAN SUAN HEOK	Individual
S2560175J	TING TECK PEI	Individual

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/26/2007



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a considearation other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1124881J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH SIEW LENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 229622 [Retrieve Address]

Block/House No. : 69

Street Name : **CAVENAGH ROAD**

Unit : # 02 - 356

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1451533Z   Retrieve Details

Identification Type : * NRIC

Name : * TAN KOK SOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 570262   Retrieve Address

Block/House No. : 262

Street Name : **BISHAN STREET 22**

Unit : # 09 - 287

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0112147B   [Retrieve Details]

Identification Type : * NRIC

Name : * MDM CAROLYN WONG WAI MENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 419530 [Retrieve Address]

Block/House No. : 178

Street Name : **JALAN EUNOS**

Unit : # ___ - ___

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1808486D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SUAN HEOK

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   470717   [Retrieve Address]

Block/House No. :   717

Street Name :   **BEDOK RESERVOIR ROAD**

Unit :   # 10   - 4524

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2560175J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TING TECK PEI

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560512 [Retrieve Address]

Block/House No. : 512

Street Name : **ANG MO KIO AVENUE 8**

Unit : # 10 - 2516

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   A352036   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   PORNSANONG TUCHINDA

Nationality : *   THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 191 RAMKAMHANG SOI 9, TARAROM ESTATE

RAMKAMHANG ROAD, BANGKOK 10330; THAILAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/26/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 30000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1512591098	86084215	0
Amount of Issued Share Capital :	1698924703.95	86084215	0
Amount of Paid-up Share Capital :	1698924703.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002177292A

Transaction No.	**Company Registration No.**	**Company Name**
C070089004	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



RECEIPT

GST No. :M9-0008879-T

Receipt No   : ACR0000002177292A

Date/Time : 26/02/2007 17:38

Transaction No : C070089004

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,254.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 57,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,591,098	1,698,924,703.95	Before Exercise	23,258,742
Preference Shares*	-	-	Add Exercise	57,000	839,610.00	Less Exercise	(57,000)
Preference Shares #	-	-	After Exercise	1,512,648,098	1,699,764,313.95	After Exercise	23,201,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 26-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
57,000	$14.73	$839,610.00	
57,000	Total value of shares exercised =	$839,610.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   57000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1243747A	KOH POH CHYE	Individual
S1808486D	TAN SUAN HEOK	Individual
S6941725F	LEE KA SHAO	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1243747A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH POH CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278735   [Retrieve Address]

Block/House No. : 15

Street Name : **HOLLAND HILL**

Unit : # 01 - 12

Building/Estate Name : **OLINA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

| Save | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1808486D   [Retrieve Details]

Identification Type : * NRIC

Name : * TAN SUAN HEOK

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 470717   [Retrieve Address]

Block/House No. : 717

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 10 - 4524

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 15000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 26/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S6941725F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE KA SHAO

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 554762   [Retrieve Address]

Block/House No. : 31

Street Name : **CHUAN VIEW**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   40000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   26/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512648098	86084215	0
Amount of Issued Share Capital :	1699764313.95	86084215	0
Amount of Paid-up Share Capital :	1699764313.95	86084215	0



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002177312A

Transaction No.	**Company Registration No.**	**Company Name**
C070089027	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002177312A

Date/Time : 26/02/2007 17:44

Transaction No   : C070089027

| Print |

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,244.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



February 23, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DH-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 75,750 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,417,748	1,696,104,024.95	Before Exercise	23,432,092
Preference Shares*	-	-	Add Exercise	75,750	1,340,775.00	Less Exercise	(75,750)
Preference Shares #	-	-	After Exercise	1,512,493,498	1,697,444,799.95	After Exercise	23,356,342

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 23-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
75,750	$17.70	$1,340,775.00	
75,750	Total value of shares exercised =	$1,340,775.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   75750

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
S0066506A	ER SOCK KIAN	Individual
S0239112J	LEE KHENG LEONG	Individual
S0954489E	Tan Chiew Song	Individual
S1179160C	WONG PECK SIM	Individual
S1184310G	ALBERT LIM CHYE HUAT	Individual
S1193878G	FONG WHYE CHOO	Individual
S2166473A	WONG SIEW LIEN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0239112J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE KHENG LEONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   649820   [Retrieve Address]

Block/House No. :   82

Street Name : **CORPORATION ROAD**

Unit : # 05 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   597708   [Retrieve Address]

Block/House No. :   18

Street Name : **LORONG PISANG UDANG**

Unit : # ___ - ___

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1184310G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ALBERT LIM CHYE HUAT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560173   [Retrieve Address]

Block/House No. : 173

Street Name : **ANG MO KIO AVENUE 4**

Unit : # 13 - 703

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/23/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2750

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0954489E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   Tan Chiew Song

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                        ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 678901   [Retrieve Address]

Block/House No. : 68

Street Name : **HAZEL PARK TERRACE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

Save Reset Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1179160C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN PECK SIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248677   [Retrieve Address]

Block/House No. : 12

Street Name : **ONE TREE HILL**

Unit : # 01 - 04

Building/Estate Name : **ONE TREE HILL GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0066506A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ER SOCK KIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287   [Retrieve Address]

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11 - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/23/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 20000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1193878G [Retrieve Details]

Identification Type : * NRIC

Name : * FONG WHYE CHOO

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467772 [Retrieve Address]

Block/House No. : 10

Street Name : **LIMAU WALK**

Unit : #   -

Building/Estate Name : **KEW COTTAGES**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 36000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :

	Ordinary	Preference	Others
Number of Shares :	1512493498	86084215	0
Amount of Issued Share Capital :	1697444799.95	86084215	0
Amount of Paid-up Share Capital :	1697444799.95	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ⊙ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 23/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002174655A

Transaction No.	**Company Registration No.**	**Company Name**
C070086143	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002174655A	Date/Time : 23/02/2007 11:43
Transaction No	: C070086143	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :
199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,324.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,493,498	1,697,444,799.95	Before Exercise	23,356,342
Preference Shares*	-	-	Add Exercise	4,000	58,920.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,512,497,498	1,697,503,719.95	After Exercise	23,352,342

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 23-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

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LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0012104E   [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675   [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

Save | Reset | Back


Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512497498	86084215	0
Amount of Issued Share Capital :	1697503719.95	86084215	0
Amount of Paid-up Share Capital :	1697503719.95	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 23/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002174930A

Transaction No.	Company Registration No.	Company Name
C070086440	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002174930A

Transaction No   : C070086440

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 23/02/2007 14:31

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,314.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 32,800 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,497,498	1,697,503,719.95	Before Exercise	23,352,342
Preference Shares*	-	-	Add Exercise 32,800	341,120.00	Less Exercise	(32,800)
Preference Shares #	-	-	After Exercise 1,512,530,298	1,697,844,839.95	After Exercise	23,319,542

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.



Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
32,800	$10.40	$341,120.00	
32,800	Total value of shares exercised =	$341,120.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   32800

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1267617D	LAM KWONG KHIAM	Individual
S1496293Z	KOH CHENG CHUA	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1267617D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAM KWONG KHIAM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code : 545304   [Retrieve Address]

    Block/House No. : 21

       Street Name : **PARK VILLAS TERRACE**

             Unit : # ____ - ____

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

          Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1496293Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH CHENG CHUA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 539683 [Retrieve Address]

Block/House No. : 40B

Street Name : **CHARLTON LANE**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 28800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512530298	86084215	0
Amount of Issued Share Capital :	1697844839.95	86084215	0
Amount of Paid-up Share Capital :	1697844839.95	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002174940A

Transaction No.	Company Registration No.	Company Name
C070086450	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002174940A   Date/Time : 23/02/2007 14:37

Transaction No   : C070086450   [Print]

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,304.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 800 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,530,298	1,697,844,839.95	Before Exercise	23,319,542
Preference Shares*	-	-	Add Exercise	800	11,784.00	Less Exercise	(800)
Preference Shares #	-	-	After Exercise	1,512,531,098	1,697,856,623.95	After Exercise	23,318,742

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 23-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
800	$14.73	$11,784.00	
800	Total value of shares exercised =	$11,784.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   800

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0954489E	Tan Chiew Song	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | <u>Share Capital / Allottees' Particulars</u> | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S0954489E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   Tan Chiew Song

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 678901   [Retrieve Address]

Block/House No. : 68

Street Name : **HAZEL PARK TERRACE**

Unit : # ____ - ____

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 800

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 23/02/2007 (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512531098	86084215	0
Amount of Issued Share Capital :	1697856623.95	86084215	0
Amount of Paid-up Share Capital :	1697856623.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                            ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002174953A

Transaction No.	Company Registration No.	Company Name
C070086467	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002174953A
Transaction No	: C070086467
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 23/02/2007 14:40

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,294.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



February 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,384,748	1,695,669,894.95	Before Exercise	23,465,092
Preference Shares*	-	-	Add Exercise	20,000	294,600.00	Less Exercise	(20,000)
Preference Shares #	-	-	After Exercise	1,512,404,748	1,695,964,494.95	After Exercise	23,445,092

3. Outstanding Warrants/TSRs   : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   : _____

Name   :   Sherylene Wang

Designation   :   Vice President   Date   :   22-Feb-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$14.73	$294,600.00	
20,000	Total value of shares exercised =	$294,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

**filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



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Return of Allotment of Shares   [Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   20,000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

[Save] [Delete] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual
S1597434F	M SUNTHARALINGAM	Individual
S1706558J	LEE SOCK KUEN MONICA	Individual
S7123344H	GOH SOON HONG	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7123344H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   GOH SOON HONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 589630   [Retrieve Address]

Block/House No. : 991

Street Name : **BUKIT TIMAH ROAD**

Unit : # 05 - 09

Building/Estate Name : **MAPLEWOODS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1597434F   [Retrieve Details]

Identification Type : * NRIC

Name : * M SUNTHARALINGAM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 574834   [Retrieve Address]

Block/House No. : 5

Street Name : **THOMSON HEIGHTS**

Unit : # ___ - ___

Building/Estate Name : **HAPPY ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/02/2007 (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1706558J   [Retrieve Details]

Identification Type : * NRIC

Name : * LEE SOCK KUEN MONICA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 169481   [Retrieve Address]

Block/House No. : 5

Street Name : **JALAN MEMBINA**

Unit : # 02 - 01

Building/Estate Name : **CENTRAL GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/02/2007 (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0012104E   Retrieve Details

Identification Type : *   NRIC

Name : *   MRS LAM SIOK LOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ◯ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 307675   Retrieve Address

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :　10000

b) Class of shares allotted :　Ordinary

c) Currency :　SINGAPORE DOLLAR (099)

d) Date of allotment :　22/02/2007　(dd/mm/yyyy)

Save　Reset　Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512404748	86084215	0
Amount of Issued Share Capital :	1695964494.95	86084215	0
Amount of Paid-up Share Capital :	1695964494.95	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002173596A

Transaction No.	Company Registration No.	Company Name
C070085073	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002173596A

Transaction No : C070085073

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/02/2007 14:58

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,359.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,404,748	1,695,964,494.95	Before Exercise	23,445,092
Preference Shares*	-	-	Add Exercise	12,000	124,800.00	Less Exercise	(12,000)
Preference Shares #	-	-	After Exercise	1,512,416,748	1,696,089,294.95	After Exercise	23,433,092

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 22-Feb-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$10.40	$124,800.00	
12,000	Total value of shares exercised =	$124,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1606782B	LIM WEI TONG PHILIP	Individual
S2510314I	NG HWEE FUNG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S25103141   [Retrieve Details]

Identification Type : * NRIC

Name : * NG HWEE FUNG

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address : nghweefung@yahoo.com

Address Type : * ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268819 [Retrieve Address]

Block/House No. : 7

Street Name : **FARRER ROAD**

Unit : # 03 - 06

Building/Estate Name : **TULIP GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/02/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　S1606782B　　[Retrieve Details]

Identification Type : *　　NRIC

Name : *　　LIM WEI TONG PHILIP

Nationality : *　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248793　[Retrieve Address]

Block/House No. : 40

Street Name : **MOUNT ECHO PARK**

Unit : #　　　　-

Building/Estate Name : **MOUNT ECHO PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 7000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 22/02/2007 (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512416748**	**86084215**	**0**
Amount of Issued Share Capital :	**1696089294.95**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1696089294.95**	**86084215**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/02/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002173607A

Transaction No.	**Company Registration No.**	**Company Name**
C070085086	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/22/2007



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002173607A

Date/Time : 22/02/2007 15:04

Transaction No : C070085086

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,349.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,416,748	1,696,089,294.95	Before Exercise	23,433,092
Preference Shares*	-	-	Add Exercise	1,000	14,730.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,512,417,748	1,696,104,024.95	After Exercise	23,432,092

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 22-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEONG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S7123344H   GOH SOON HONG   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7123344H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   GOH SOON HONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   589630   [Retrieve Address]

Block/House No. :   991

Street Name :   **BUKIT TIMAH ROAD**

Unit :   # 05   - 09

Building/Estate Name :   **MAPLEWOODS CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   22/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,512,417,748	86084215	0
Amount of Issued Share Capital :	1,696,104,024.95	86084215	0
Amount of Paid-up Share Capital :	1,696,104,024.95	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002173623A

Transaction No.	Company Registration No.	Company Name
C070085106	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002173623A

Date/Time : 22/02/2007 15:10

Transaction No : C070085106

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,339.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



February 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,950 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,301,268	1,694,198,040.15	Before Exercise	23,548,572
Preference Shares*	-	-	Add Exercise	10,950	167,535.00	Less Exercise	(10,950)
Preference Shares #	-	-	After Exercise	1,512,312,218	1,694,365,575.15	After Exercise	23,537,622

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 21-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,950	$15.30	$167,535.00	
10,950	Total value of shares exercised =	$167,535.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| __Resolution__ | Share payable in cash | __For a consideration other than cash__ | __Share Capital / Allottees' Particulars__ | __Shareholders list after the allotment__ | __Summary of Capital__ |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10950

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1264052H	HOEW WAI MUN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   ·S1264052H   Retrieve Details

Identification Type : *   NRIC

Name : *   HOWE WAI MUN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 419926   Retrieve Address

Block/House No. : 537

Street Name : **CHANGI ROAD**

Unit : #____-

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10950

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512312218**	**86084215**	**0**
Amount of Issued Share Capital :	**1694365575.15**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1694365575.15**	**86084215**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002172594A

Transaction No.	**Company Registration No.**	**Company Name**
C070084000	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002172594A

Transaction No   : C070084000

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/02/2007 16:32

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,409.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,312,218	1,694,365,575.15	Before Exercise	23,537,622
Preference Shares*	-	-	Add Exercise	13,000	271,310.00	Less Exercise	(13,000)
Preference Shares #	-	-	After Exercise	1,512,325,218	1,694,636,885.15	After Exercise	23,524,622

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 21-Feb-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,000	$20.87	$271,310.00	
13,000	Total value of shares exercised =	$271,310.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☐S0040556F / GOH GEOK LING
	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

[LOCAL COMPANY TRANSACTIONS]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   13000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104623A	Lim King Seng	Individual
S1557545Z	TEO PIT KOON	Individual
S2201565F	MOHAMED NAWAZ JIFFRY VILCASSIM	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1104623A   Retrieve Details

Identification Type : *   NRIC

Name : *   Lim King Seng

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                        ◯ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 426105   Retrieve Address

Block/House No. : 90

Street Name : **LORONG H TELOK KURAU**

Unit : # ___ - ___

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/02/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1557545Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TEO PIT KOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510110 [Retrieve Address]

Block/House No. : 110

Street Name : **PASIR RIS STREET 11**

Unit : # 03 - 619

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007 (dd/mm/yyyy)

| Save | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2201565F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 128047   [Retrieve Address]

Block/House No. : 25

Street Name : **WEST COAST CRESCENT**

Unit : # 18   - 13

Building/Estate Name : **BLUE HORIZON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

Save   Reset   Back



[LOCAL COMPANY TRANSACTIONS]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1,512,325,218   86084215   0

Amount of Issued Share Capital : 1694636885.15   86084215   0

Amount of Paid-up Share
Capital :   1694636885.15   86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002172615A

Transaction No.	**Company Registration No.**	**Company Name**
C070084017	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002172615A

Transaction No : C070084017

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/02/2007 16:39

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,399.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 52,570 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,325,218	1,694,636,885.15	Before Exercise	23,524,622
Preference Shares*	-	-	Add Exercise	52,570	930,489.00	Less Exercise	(52,570)
Preference Shares #	-	-	After Exercise	1,512,377,788	1,695,567,374.15	After Exercise	23,472,052

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   21-Feb-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
52,570	$17.70	$930,489.00	
52,570	Total value of shares exercised =	$930,489.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☐S0040556F / GOH GEOK LING
	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   52570

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   17.70

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
S1570752F	HOWE TEONG BIN RONALD	Individual
S1653590G	SHANDINI DHANABALAN	Individual
S1728274C	CHOO TECK WOAN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1653590G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SHANDINI DHANABALAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550542   [Retrieve Address]

Block/House No. : 542

Street Name : **SERANGOON NORTH AVENUE 4**

Unit : # 12 - 33

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Adderss)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

Save | Reset | Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1728274C   [Retrieve Details]

Identification Type : * NRIC

Name : * CHOO TECK WOAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550542 [Retrieve Address]

Block/House No. : 542

Street Name : **SERANGOON NORTH AVENUE 4**

Unit : # 12 - 33

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1570752F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HOWE TEONG BIN RONALD

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118635   [Retrieve Address]

Block/House No. : 294

Street Name : **PASIR PANJANG ROAD**

Unit : # 03 - 02

Building/Estate Name : **PASALIDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   32570

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

| Save | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512377788	86084215	0
Amount of Issued Share Capital :	1695567374.15	86084215	0
Amount of Paid-up Share Capital :	1695567374.15	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002172635A

Transaction No.	**Company Registration No.**	**Company Name**
C070084031	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002172635A

Transaction No   : C070084031

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/02/2007 16:46

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,389.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,377,788	1,695,567,374.15	Before Exercise	23,472,052
Preference Shares*	-	-	Add Exercise	5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,512,382,788	1,695,641,024.15	After Exercise	23,467,052

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 21-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　Ordinary　　　　Preference　　　Others

Number of shares :　　5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save　Delete　Reset　Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0338450J	TAN SIO HWEE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0338450J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN SIO HWEE LUCY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 549025   [Retrieve Address]

Block/House No. : 80

Street Name : **HILLSIDE DRIVE**

Unit : #

Building/Estate Name : **HILLSIDE GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512382788	86084215	0
Amount of Issued Share Capital :	1695641024.15	86084215	0
Amount of Paid-up Share Capital :	1695641024.15	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                               ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   21/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002172652A

Transaction No.	**Company Registration No.**	**Company Name**
C070084044	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002172652A

Date/Time : 21/02/2007 16:50

Transaction No   : C070084044

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,379.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,960 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,382,788	1,695,641,024.15	Before Exercise	23,467,052
Preference Shares*	-	-	Add Exercise	1,960	28,870.80	Less Exercise	(1,960)
Preference Shares #	-	-	After Exercise	1,512,384,748	1,695,669,894.95	After Exercise	23,465,092

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 21-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,960	$14.73	$28,870.80	
1,960	Total value of shares exercised =	$28,870.80	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

_____
(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT. |

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1960

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

| Save | | Delete | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1264052H	HOEW WAI MUN	Individual
S1728274C	CHOO TECK WOAN	Individual

bizFILE

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1728274C   Retrieve Details

Identification Type : *   NRIC

Name : *   CHOO TECK WOAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 550542   Retrieve Address

Block/House No. : 542

Street Name : **SERANGOON NORTH AVENUE 4**

Unit : # 12 - 33

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   700

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   21/02/2007   (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1264052H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HOWE WAI MUN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 419926 [Retrieve Address]

Block/House No. : 537

Street Name : **CHANGI ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 1,260

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 21/02/2007 (dd/mm/yyyy)

Save   Reset   Back



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/02/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002172665A

Transaction No.	Company Registration No.	Company Name
C070084060	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002172665A

Transaction No   : C070084060

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/02/2007 16:55

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,369.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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February 16, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,296,268	1,694,109,540.15	Before Exercise	23,553,572
Preference Shares*	-	-	Add Exercise	5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,512,301,268	1,694,198,040.15	After Exercise	23,548,572

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   16-Feb-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/16/2007

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :	17.70		
unpaid :	0		

Save | Delete | Reset | Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1242225C	ONG SIONG HUAT	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1242225C   [Retrieve Details]

Identification Type : * NRIC

Name : * ONG SIONG HUAT

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
                  ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789628   [Retrieve Address]

Block/House No. : 45

Street Name : **FLORISSA PARK**

Unit : #   -

Building/Estate Name : **FLORISSA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   16/02/2007   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512301268	86084215	0
Amount of Issued Share Capital :	1694198040.15	86084215	0
Amount of Paid-up Share Capital :	1694198040.15	86084215	0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002171321A

Transaction No.	Company Registration No.	Company Name
C070082428	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002171321A

Date/Time : 16/02/2007 15:29

Transaction No   : C070082428

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,419.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



February 15, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,289,268	1,694,000,240.15	Before Exercise	23,560,572
Preference Shares*	-	-	Add Exercise 5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,512,294,268	1,694,088,740.15	After Exercise	23,555,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Sherylene Wang

Designation : Vice President   Date :   15-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1249304E	TANG PHAK KWONG	Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1249304E   [Retrieve Details]

Identification Type : * NRIC

Name : * TANG PHAK KWONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 530248 [Retrieve Address]

Block/House No. : 248

Street Name : **HOUGANG AVENUE 3**

Unit : # 11 - 412

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

       Postal Code :

    Block/House No. :

      Street Name :

          Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/02/2007 (dd/mm/yyyy)

| Save | | Reset | | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1512294268 ⁄ 86084215   0

Amount of Issued Share Capital : 1694088740.15 ⁄ 86084215   0

Amount of Paid-up Share Capital :   1694088740.15 ⁄ 86084215   0


PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                             ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   15/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002169108A

Transaction No. **Company Registration No.** **Company Name**
C070079977 199901152M DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Date/Time : 15/02/2007 11:33

Receipt No : ACR0000002169108A

[Print]

Transaction No : C070079977

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :
199901152M / DBS GROUP HOLDINGS LTD

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,449.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[HOME | LOGOUT]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,294,268	1,694,088,740.15	Before Exercise	23,555,572
Preference Shares*	-	-	Add Exercise	2,000	20,800.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,512,296,268	1,694,109,540.15	After Exercise	23,553,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 15-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. Name   **Shareholder Category**

E7034150   MARK BRYANT   Individual



Local Company Transactions

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   E7034150   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   MARK BRYANT

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347   [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000 .

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   15/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512296268	86084215	0
Amount of Issued Share Capital :	1694109540.15	86084215	0
Amount of Paid-up Share Capital :	1694109540.15	86084215	0



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002169123A

Transaction No.	Company Registration No.	Company Name
C070079992	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002169123A

Date/Time : 15/02/2007 11:37

Transaction No : C070079992

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,439.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |



February 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,045 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,238,013	1,693,282,110.75	Before Exercise	23,611,827
Preference Shares*	-	-	Add Exercise	12,045	184,288.50	Less Exercise	(12,045)
Preference Shares #	-	-	After Exercise	1,512,250,058	1,693,466,399.25	After Exercise	23,599,782

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 14-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,045	$15.30	$184,288.50	
12,045	Total value of shares exercised =	$184,288.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Browse...

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   12045

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideration other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0066506A	ER SOCK KIAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0066506A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ER SOCK KIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287   [Retrieve Address]

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11 - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 12045

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/02/2007 (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,512,250,058**	**86084215**	**0**
Amount of Issued Share Capital :	**1,693,466,399.25**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1,693,466,399.25**	**86084215**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

  

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002167665A

Transaction No.	**Company Registration No.**	**Company Name**
C070078358	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002167665A

Date/Time : 14/02/2007 14:25

Transaction No   : C070078358

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,509.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,500 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,250,058	1,693,466,399.25	Before Exercise	23,599,782
Preference Shares*	-	-	Add Exercise 7,500	132,750.00	Less Exercise	(7,500)
Preference Shares #	-	-	After Exercise 1,512,257,558	1,693,599,149.25	After Exercise	23,592,282

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 14-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,500	$17.70	$132,750.00	
7,500	Total value of shares exercised =	$132,750.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes   ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" If resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐HA9016000 / LEUNG CHUN YING
☐S0016173Z / KOH BOON HWEE
☐S0040556F / GOH GEOK LING
☐S0114104Z / HENG LEE CHENG
☐S0234644C / KWA CHONG SENG
☐S0820599Z / ANG KONG HUA
☐S1462421Z / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7500

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G006983(2)	LAU KWOK MING PAUL	Individual
S1546208F	LIM BENG KUAN	Individual
S2166473A	WONG SIEW LIEN	Individual
S7340129A	LIM NYUK SHAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1546208F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM BENG KUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   529948   [Retrieve Address]

Block/House No. :   28

Street Name :   **SIMEI STREET 1**

Unit :   # 09   - 07

Building/Estate Name :   **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7340129A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM NYUK SHAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478931   [Retrieve Address]

Block/House No. : 11

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 07 - 02

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708   [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : #   -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   For a consideartion other than cash   Share Capital / Allottees' Particulars   Shareholders list after the allotment   Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * G006983(2) [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name : * LAU KWOK MING PAUL

Nationality : * HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 23A TOWER ONE HILLVILLE TERRACE,

28 TIN KWONG ROAD, TOKWAWAN HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,512,257,558	86084215	0
Amount of Issued Share Capital :	1,693,599,149.25	86084215	0
Amount of Paid-up Share Capital :	1,693,599,149.25	86084215	0



PAYMENTS		HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                              ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   14/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002167701A

Transaction No.	**Company Registration No.**	**Company Name**
C070078385	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002167701A

Date/Time : 14/02/2007 14:35

Transaction No   : C070078385

Agency   : RCB - RCB

Print

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,499.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,257,558	1,693,599,149.25	Before Exercise	23,592,282
			Add Exercise 7,000	103,110.00	Less Exercise	(7,000)
			After Exercise 1,512,264,558	1,693,702,259.25	After Exercise	23,585,282
Preference Shares*	-		N.A.			
Preference Shares #	-		N.A.			

3. Outstanding Warrants/TSRs
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation :   Vice President   Date   :   14-Feb-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.   Name   **Shareholder Category**

S7046763A   KHUA SOH TENG PANSY   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7046763A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KHUA SOH TENG PANSY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 349884 [Retrieve Address]

Block/House No. : 12

Street Name : **BELIMBING AVENUE**

Unit : #   -

Building/Estate Name : **SENNETT ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   7,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1512264558	86084215	0
Amount of Issued Share Capital :	1693702259.25	86084215	0
Amount of Paid-up Share Capital :	1693702259.25	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002167716A

Transaction No.	**Company Registration No.**	**Company Name**
C070078395	199901152M	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002167716A

Date/Time : 14/02/2007 14:39

Transaction No   : C070078395

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,489.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,640 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,264,558	1,693,702,259.25	Before Exercise	23,585,282
Preference Shares*	-	-	Add Exercise	15,640	162,656.00	Less Exercise	(15,640)
Preference Shares #	-	-	After Exercise	1,512,280,198	1,693,864,915.25	After Exercise	23,569,642

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 14-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,640	$10.40	$162,656.00	
15,640	Total value of shares exercised =	$162,656.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
If a director/	☐ S0040556F / GOH GEOK LING
secretary	☐ S0114104Z / HENG LEE CHENG
signed the	☐ S0234644C / KWA CHONG SENG
above, please	☐ S0820599Z / ANG KONG HUA
select	☐ S1462421Z / PETER ONG BOON KWEE
accordingly :	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   15640

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

            paid : 10.40

         unpaid : 0

[Save] [Delete] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1185328E	LEE HONG KIT	Individual
S1646361B	ANITHAL KOMANTHAKKAL	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1646361B [Retrieve Details]

Identification Type : * NRIC

Name : * KOMANTHAKKAL ANITHA DHARMAPALAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309494 [Retrieve Address]

Block/House No. : 8

Street Name : **CHANCERY LANE**

Unit : # 03 - 04

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1185328E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LEE HONG KIT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   538453   [Retrieve Address]

    Block/House No. :   31

    Street Name : **HOW SUN WALK**

    Unit : #

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10640

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512280198	86084215	0
Amount of Issued Share Capital :	1693864915.25	86084215	0
Amount of Paid-up Share Capital :	1693864915.25	86084215	0



PAYMENTS		HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                            ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   14/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002167746A

Transaction No.	**Company Registration No.**	**Company Name**
C070078418	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

    View Receipt


RECEIPT

Receipt No : ACR0000002167746A

Date/Time : 14/02/2007 14:47

Transaction No : C070078418

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,479.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,280,198	1,693,864,915.25	Before Exercise 23,569,642
Preference Shares*	-	-	Add Exercise	4,000	58,920.00	Less Exercise (4,000)
Preference Shares #	-	-	After Exercise	1,512,284,198	1,693,923,835.25	After Exercise 23,565,642

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 14-Feb-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0066506A	ER SOCK KIAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0066506A   Retrieve Details

Identification Type : *   NRIC

Name : *   ER SOCK KIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 449287   Retrieve Address

Block/House No. : 5000D

Street Name : **MARINE PARADE ROAD**

Unit : # 11   - 15

Building/Estate Name : **LAGUNA PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 4000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 14/02/2007 (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	**1512284198**	**86084215**	**0**
Amount of Issued Share Capital :	**1693923835.25**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1693923835.25**	**86084215**	**0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002167763A

Transaction No.	**Company Registration No.**	**Company Name**
C070078436	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002167763A

Transaction No   : C070078436

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 14/02/2007 14:51

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,469.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,070 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,284,198	1,693,923,835.25	Before Exercise	23,565,642
Preference Shares*	-	-	Add Exercise	5,070	76,404.90	Less Exercise	(5,070)
Preference Shares #	-	-	After Exercise	1,512,289,268	1,694,000,240.15	After Exercise	23,560,572

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 14-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,070	$15.07	$76,404.90	
5,070	Total value of shares exercised =	$76,404.90	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

□S0016173Z / KOH BOON HWEE
□S0040556F / GOH GEOK LING
□S0114104Z / HENG LEE CHENG
□S0234644C / KWA CHONG SENG
□S0820599Z / ANG KONG HUA
□S1462421Z / PETER ONG BOON KWEE
□S2549567E / WONG NGIT LIONG
□S2622983I / JEANNIE HUI
□Z1557926 / NARAYANA MURTHY

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5070

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

112962820   ZHU MANTIAN MYRON   Individual

S1113260Z   NG PENG KHIAN   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * 112962820   Retrieve Details

Identification Type : * PASSPORT/ OTHERS

Name : * ZHU MANTIAN MYRON

Nationality : * AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 17A, 11 MAY ROAD, MID-LEVELS

CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   270

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1113260Z   [Retrieve Details]

Identification Type : * NRIC

Name : *   NG PENG KHIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

　　　　Postal Code : 417993   [Retrieve Address]

　　Block/House No. : 22

　　　Street Name : **JALAN YASIN**

　　　　　　Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4800

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   14/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1512289268**	**86084215**	**0**
Amount of Issued Share Capital :	**1694000240.15**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1694000240.15**	**86084215**	**0**



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/02/2007

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[PAYMENTS]

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002167819A

Transaction No. **Company Registration No.** **Company Name**
C070078496   **199901152M**   **DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002167819A	Date/Time : 14/02/2007 15:11
Transaction No	: C070078496	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,459.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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February 13, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co. Reg No. 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,512,087,913	1,691,123,205.75	Before Exercise	23,761,927
Preference Shares*	-	-	Add Exercise 3,000	62,610.00	Less Exercise	(3,000)
Preference Shares #	-	-	After Exercise 1,512,090,913	1,691,185,815.75	After Exercise	23,758,927

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 13-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$20.87	$62,610.00	
3,000	Total value of shares exercised =	$62,610.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |

Number of shares :   3000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

| Save | Delete | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment-	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1825722Z	LIM KING HWEE	Individual
S2512688B	CHEONG AI LUAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1825722Z   Retrieve Details

Identification Type : *   NRIC

Name : *   LIM KING HWEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
               ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 276952   Retrieve Address

Block/House No. : 29

Street Name : **MOUNT SINAI RISE**

Unit : # 05   - 03

Building/Estate Name : **MARBELLA, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2512688B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHIN KOK SOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436885   [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/02/2007 (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512090913	86084215	0
Amount of Issued Share Capital :	1691185815.75	86084215	0
Amount of Paid-up Share Capital :	1691185815.75	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/02/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002165620A

Transaction No.	**Company Registration No.**	**Company Name**
C070076038	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002165620A

Date/Time : 13/02/2007 12:43

Transaction No : C070076038

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,559.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 34,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,512,090,913	1,691,185,815.75	Before Exercise	23,758,927
Preference Shares*	-	-	Add Exercise		34,000	601,800.00	Less Exercise	(34,000)
Preference Shares #	-	-	After Exercise		1,512,124,913	1,691,787,615.75	After Exercise	23,724,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 13-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
34,000	$17.70	$601,800.00	
34,000	Total value of shares exercised =	$601,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   34000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1483570I	TAN BOON KIEN	Individual
S1717426F	YEO LEE KIAN	Individual
S2560175J	TING TECK PEI	Individual
S2703921I	CHIARAWONGSE SUDATHIP	Individual
S2703957Z	DAVID JOHN WALKER-SMITH	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S148357OI   ⟨ Retrieve Details ⟩

Identification Type : *   NRIC

Name : *   TAN BOON KIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                      ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 440027   ⟨ Retrieve Address ⟩

Block/House No. : 27

Street Name : **MARINE CRESCENT**

Unit : # 22   - 07

Building/Estate Name : **MARINE CRESCENT VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ⟨ Search ⟩

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | <u>Share Capital / Allottees' Particulars</u> | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S27039211   [Retrieve Details]

Identification Type : * NRIC

Name : * SUDATHIP CHIARAWONGSE

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 448908   [Retrieve Address]

Block/House No. : 5

Street Name : **SIGLAP ROAD**

Unit : # 08 - 48

Building/Estate Name : **MANDARIN GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1717426F   Retrieve Details

Identification Type : * NRIC

Name : * YEO LEE KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159958   Retrieve Address

Block/House No. : 370E

Street Name : **ALEXANDRA ROAD**

Unit : # 08 - 07

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000
/

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2560175J   Retrieve Details

Identification Type : *   NRIC

Name : *   TING TECK PEI

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 560512   Retrieve Address

Block/House No. : 512

Street Name : **ANG MO KIO AVENUE 8**

Unit : # 10   - 2516

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2703957Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   DAVID JOHN WALKER-SMITH

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                      ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : 47

Street Name : **FORD AVENUE**

Unit : #

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : DBS Bank Ltd., London Branch, 4th Floor

Paternoster House, 65 St Paul's Churchyard, London

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   20000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1,512,124,913   86084215   0

Amount of Issued Share Capital : 1,691,787,615.75   86084215   0

Amount of Paid-up Share
Capital :   1,691,787,615.75   86084215   0



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 13/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002165633A

Transaction No.	**Company Registration No.**	**Company Name**
C070076059	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002165633A

Date/Time : 13/02/2007 12:59

Print

Transaction No   : C070076059

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,549.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 54,400 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
					Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,124,913	1,691,787,615.75	Before Exercise	23,724,927
Preference Shares*	-	-	Add Exercise	54,400	801,312.00	Less Exercise	(54,400)
Preference Shares #	-	-	After Exercise	1,512,179,313	1,692,588,927.75	After Exercise	23,670,527

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 13-Feb-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
54,400	$14.73	$801,312.00	
54,400	Total value of shares exercised =	$801,312.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   54400

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

Identification No./Registration No.	Name	Shareholder Category
BC283308	WONG SIU FUN	Individual
S0003670F	SHU TING HOE	Individual
S0012104E	MRS LAM SIOK LOON	Individual
S0146810C	EE HO INN	Individual
S1520547D	CHIANG SAU LIN FLORA	Individual
S1717426F	YEO LEE KIAN	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0146810C [Retrieve Details]

Identification Type : * NRIC

Name : * EE HO INN

Nationality : * SINGAPOREAN (301)

Mobile No : 96337638

Occupation :

Email Address :

Address Type : * ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468289 / [Retrieve Address]

Block/House No. : 36

Street Name : **JALAN LIMAU NIPIS**

Unit : # -

Building/Estate Name : **BEDOK GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1520547D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHIANG SAU LIN FLORA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 259725   [Retrieve Address]

Block/House No. : 361

Street Name : **BUKIT TIMAH ROAD**

Unit : # 05   - 01

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0003670F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SHU TING HOE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 537583   [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN RENGKAM**

Unit : #   -

Building/Estate Name : **TAI PENG GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1717426F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO LEE KIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                           ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 159958 / [Retrieve Address]

Block/House No. : 370E

Street Name : **ALEXANDRA ROAD**

Unit : # 08 - 07

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5400

b) Class of shares allotted :   ·Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0012104E /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   MRS LAM SIOK LOON /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 / [Retrieve Address]

Block/House No. : 333 /

Street Name : **THOMSON ROAD** /

Unit : # 03 - 09 /

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   · [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   BC283308   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   WONG SIU FUN

Nationality : *   CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259954   Retrieve Address

Block/House No. : 7

Street Name : **ARDMORE PARK**

Unit : # 07   - 01

Building/Estate Name : **PIN TJOE COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   33000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512179313	86084215	0
Amount of Issued Share Capital :	1692588927.75	86084215	0
Amount of Paid-up Share Capital :	1692588927.75	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :

◉ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   13/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002165641A

Transaction No.	**Company Registration No.**	**Company Name**
C070076065	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002165641A

Transaction No : C070076065

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 13/02/2007 13:10

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,539.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 39,600 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,179,313	1,692,588,927.75	Before Exercise	23,670,527
Preference Shares*	-	-	Add Exercise	39,600	411,840.00	Less Exercise	(39,600)
Preference Shares #	-	-	After Exercise	1,512,218,913	1,693,000,767.75	After Exercise	23,630,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 13-Feb-2007

Designation : Vice President

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
39,600	$10.40	$411,840.00	
39,600	Total value of shares exercised =	$411,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   39600

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0003670F	SHU TING HOE	Individual
S1146578A	CHEN SOON KUAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0003670F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SHU TING HOE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 537583   [Retrieve Address]

Block/House No. : 28

Street Name : **JALAN RENGKAM**

Unit : #   -

Building/Estate Name : **TAI PENG GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4600

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1146578A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHEN SOON KUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   127240   [Retrieve Address]

Block/House No. :   31

Street Name : **WEST COAST TERRACE**

Unit : #   -

Building/Estate Name : **HONG LEONG GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   35000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   13/02/2007   (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1512218913	86084215	0
Amount of Issued Share Capital :	1693000767.75	86084215	0
Amount of Paid-up Share Capital :	1693000767.75	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002165647A

Transaction No.	**Company Registration No.**	**Company Name**
C070076073	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002165647A   Date/Time : 13/02/2007 13:17

Transaction No   : C070076073   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,529.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 19,100 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,218,913	1,693,000,767.75	Before Exercise 23,630,927
Preference Shares*	-	-	Add Exercise	19,100	281,343.00	Less Exercise (19,100)
Preference Shares #	-	-	After Exercise	1,512,238,013	1,693,282,110.75	After Exercise 23,611,827

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : _____

Designation : Vice President   Date : 13-Feb-2007

Enclosures
*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
19,100	$14.73	$281,343.00	
19,100	Total value of shares exercised =	$281,343.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   19100

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
BC283308	WONG SIU FUN	Individual
S1607769J	CHIA YU LIN CHRISTINA	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S1607769J [Retrieve Details]

Identification Type : * NRIC

Name : * CHIA YU LIN CHRISTINA

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 555400 [Retrieve Address]

Block/House No. : 55

Street Name : **TAI HWAN HEIGHTS**

Unit : # -

Building/Estate Name : **TAI HWAN GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/13/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　BC283308　　　　[Retrieve Details]

Identification Type : *　　PASSPORT/ OTHERS

Name : *　　WONG SIU FUN

Nationality : *　　CANADIAN (501)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

　　Postal Code : 259954　　[Retrieve Address]

　　Block/House No. : 7

　　Street Name : **ARDMORE PARK**

　　Unit : # 07　- 01

　　Building/Estate Name : **PIN TJOE COURT**

Foreign Address (* if Address Type is Foreign Address)

　　Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　[Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 17100

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 13/02/2007 (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512238013	86084215	0
Amount of Issued Share Capital :	1693282110.75	86084215	0
Amount of Paid-up Share Capital :	1693282110.75	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002165899A

Transaction No.	Company Registration No.	Company Name
C070076331	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002165899A	Date/Time : 13/02/2007 15:13
Transaction No	: C070076331	[Print]
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,519.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



February 12, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

01-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,033,913	1,690,321,845.75	Before Exercise	23,815,927
Preference Shares*	-	-	Add Exercise	2,000	35,400.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise	1,512,035,913	1,690,357,245.75	After Exercise	23,813,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date : 12-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

                * State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

        | Browse... |

        (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/12/2007

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideration other than cash</u> | Share Capital / Allottees' Particulars | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. **Name**

Shareholder Category

S14835701   TAN BOON KIEN   Individual

2/12/2007



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S14835701   Retrieve Details

Identification Type : *   NRIC

Name : *   TAN BOON KIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 440027   Retrieve Address

Block/House No. : 27

Street Name : **MARINE CRESCENT**

Unit : # 22 - 07

Building/Estate Name : **MARINE CRESCENT VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/12/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 12/02/2007 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512035913	86084215	0
Amount of Issued Share Capital :	1690357245.75	86084215	0
Amount of Paid-up Share Capital :	1690357245.75	86084215	0





HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002163314A

Transaction No.	**Company Registration No.**	**Company Name**
C070073533	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002163314A

Date/Time : 12/02/2007 10:13

Transaction No   : C070073533

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,589.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 50,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,035,913	1,690,357,245.75	Before Exercise	23,813,927
Preference Shares*	-	-	Add Exercise	50,000	736,500.00	Less Exercise	(50,000)
Preference Shares #	-	-	After Exercise	1,512,085,913	1,691,093,745.75	After Exercise	23,763,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 12-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
50,000	$14.73	$736,500.00	
50,000	Total value of shares exercised =	$736,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   Share payable in cash   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   50000 |

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0150044I	HONG TUCK KUN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S01500441   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HONG TUCK KUN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 546090   [Retrieve Address]

Block/House No. : 30

Street Name : **SANDILANDS ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   50000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512085913	86084215	0
Amount of Issued Share Capital :	1691093745.75	86084215	0
Amount of Paid-up Share Capital :	1691093745.75	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002163327A

Transaction No.	**Company Registration No.**	**Company Name**
C070073542	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002163327A

Transaction No   : C070073542

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 12/02/2007 10:17

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,579.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,085,913	1,691,093,745.75	Before Exercise 23,763,927
Preference Shares*	-	-	Add Exercise	2,000	29,460.00	Less Exercise (2,000)
Preference Shares #	-	-	After Exercise	1,512,087,913	1,691,123,205.75	After Exercise 23,761,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 12-Feb-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the   (maximum 300 characters)
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1359154G	NG SER TONG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1359154G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   NG SER TONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   538686   [Retrieve Address]

Block/House No. :   8

Street Name :   **HOUGANG STREET 92**

Unit :   # 12   - 03

Building/Estate Name :   **REGENTVILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   12/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512087913	86084215	0
Amount of Issued Share Capital :	1691123205.75	86084215	0
Amount of Paid-up Share Capital :	1691123205.75	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002163338A

Transaction No.	**Company Registration No.**	**Company Name**
C070073550	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002163338A

Transaction No   : C070073550

Date/Time : 12/02/2007 10:20

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,569.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



February 9, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,011,243	1,689,945,284.05	Before Exercise	23,838,597
Preference Shares*	-	-	Add Exercise	4,000	61,200.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,512,015,243	1,690,006,484.05	After Exercise	23,834,597

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 9-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$15.30	$61,200.00	
4,000	Total value of shares exercised =	$61,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- ◉ Yes
- ○ No /

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.   **Shareholder Category**

S1387104C   TAN CHEE KEON   Individual



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1387104C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TAN CHEE KEON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 688490   [Retrieve Address]

Block/House No. : 170

Street Name : **VERDE CRESCENT**

Unit : #   -

Building/Estate Name : **VILLA VERDE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/9/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   09/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512015243	86084215	0
Amount of Issued Share Capital :	1690006484.05	86084215	0
Amount of Paid-up Share Capital :	1690006484.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                          ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   09/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002161587A

Transaction No.	Company Registration No.	Company Name
C070071495	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

		Date/Time : 09/02/2007 11:33
Receipt No	: ACR0000002161587A	
Transaction No	: C070071495	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,639.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,015,243	1,690,006,484.05	Before Exercise	23,834,597
Preference Shares*	-	-	Add Exercise	15,000	265,500.00	Less Exercise	(15,000)
Preference Shares #	-	-	After Exercise	1,512,030,243	1,690,271,984.05	After Exercise	23,819,597

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 9-Feb-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$17.70	$265,500.00	
15,000	Total value of shares exercised =	$265,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	Share payable in cash	<u>For a consideration other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   15000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2512688B	CHEONG AI LUAN	Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2512688B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHIN KOK SOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 436885   [Retrieve Address]

Block/House No. : 6C

Street Name : **TANJONG RHU ROAD**

Unit : # 03 - 01

Building/Estate Name : **LA VILLE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   15000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   09/02/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512030243	86084215	0
Amount of Issued Share Capital :	1690271984.05	86084215	0
Amount of Paid-up Share Capital :	1690271984.05	86084215	0





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 09/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002161634A

Transaction No.	**Company Registration No.**	**Company Name**
C070071548	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



RECEIPT

Receipt No   : ACR0000002161634A

Date/Time : 09/02/2007 11:43

| Print |

Transaction No   : C070071548

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,629.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,030,243	1,690,271,984.05	Before Exercise	23,819,597
Preference Shares*	-	-	Add Exercise	1,000	10,400.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,512,031,243	1,690,282,384.05	After Exercise	23,818,597

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 9-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$10.40	$10,400.00	
1,000	Total value of shares exercised =	$10,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename yyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   10.40

unpaid :   0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0003448G	CHONG CHOON CHEONG ANDREW	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ⦿ Allottee is an Individual
- ◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0003448G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHONG CHOON CHEONG ANDREW

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 508571   [Retrieve Address]

Block/House No. : 52

Street Name : **MARIAM WAY**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   09/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512031243	86084215	0
Amount of Issued Share Capital :	1690282384.05	86084215	0
Amount of Paid-up Share Capital :	1690282384.05	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                 ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   09/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002161660A

Transaction No.	**Company Registration No.**	**Company Name**
C070071574	199901152M	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002161660A

Transaction No   : C070071574

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 09/02/2007 11:48

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,619.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,280 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	-	Before Exercise	1,512,031,243	1,690,282,384.05	Before Exercise	23,818,597
Preference Shares*	-	-	-	Add Exercise	2,280	33,584.40	Less Exercise	(2,280)
Preference Shares #	-	-	-	After Exercise	1,512,033,523	1,690,315,968.45	After Exercise	23,816,317

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 9-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,280	$14.73	$33,584.40	
2,280	Total value of shares exercised =	$33,584.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐HA9016000 / LEUNG CHUN YING ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2280

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2684776A	WONG HIM WAI ANDREA	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2684776A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG HIM WAI ANDREA

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239223   [Retrieve Address]

Block/House No. : 21

Street Name : **LEONIE HILL**

Unit : # 16   - 01

Building/Estate Name : **LEONIE STUDIO**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2280

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 09/02/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512033523	86084215	0
Amount of Issued Share Capital :	1690315968.45	86084215	0
Amount of Paid-up Share Capital :	1690315968.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	09/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002161678A

Transaction No.	Company Registration No.	Company Name
C070071599	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002161678A

Transaction No   : C070071599

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 09/02/2007 11:53

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,609.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 390 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,512,033,523	1,690,315,968.45	Before Exercise	23,816,317
Preference Shares*	-	-	Add Exercise	390	5,877.30	Less Exercise	(390)
Preference Shares #	-	-	After Exercise	1,512,033,913	1,690,321,845.75	After Exercise	23,815,927

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 9-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
390	$15.07	$5,877.30	
390	Total value of shares exercised =	$5,877.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



| LOCAL COMPANY TRANSACTIONS | | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   390

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration Name No.		Shareholder Category
S2684776A	WONG HIM WAI ANDREA	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2684776A   [Retrieve Details]

Identification Type : * NRIC

Name : * WONG HIM WAI ANDREA

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 239223 [Retrieve Address]

Block/House No. : 21

Street Name : **LEONIE HILL**

Unit : # 16 - 01

Building/Estate Name : **LEONIE STUDIO**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/9/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   390

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   09/02/2007   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1512033913   86084215   0

Amount of Issued Share Capital : 1690321845.75 86084215   0

Amount of Paid-up Share Capital : 1690321845.75 86084215   0



PAYMENTS	**HOME**	**LOGOUT**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                             ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   09/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002161693A

Transaction No.	**Company Registration No.**	**Company Name**
C070071617	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002161693A

Date/Time : 09/02/2007 11:56

Transaction No   : C070071617

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,599.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



February 8, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,980,643	1,689,521,386.05	Before Exercise	23,869,197
Preference Shares*	-	-	Add Exercise	7,000	123,900.00	Less Exercise	(7,000)
Preference Shares #	-	-	After Exercise	1,511,987,643	1,689,645,286.05	After Exercise	23,862,197

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 8-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$17.70	$123,900.00	
7,000	Total value of shares exercised =	$123,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   17.70

unpaid :   0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G520893(8)	CHEUNG POK LUN	Individual
S7128106Z	TEO LIM HUEY	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7128106Z   ⟋   [Retrieve Details]

Identification Type : *   NRIC ⟋

Name : *   TEO LIM HUEY ⟋

Nationality : *   SINGAPOREAN (301) ⟋

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                      ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 738081 ⟋ [Retrieve Address]

Block/House No. : 20   ⟋

Street Name : **WOODLANDS CRESCENT** ⟋

Unit : # 12   - 45   ⟋

Building/Estate Name : **NORTHOAKS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G520893(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHEUNG POK LUN ALAN

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 16/F TOWER 4, GREENWOOD TERRACE, CHAIWAI

HONGKONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/8/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,511,987,643	86084215	0
Amount of Issued Share Capital :	1,689,645,286.05	86084215	0
Amount of Paid-up Share Capital :	1,689,645,286.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002159876A

Transaction No.	Company Registration No.	Company Name
C070069781	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002159876A

Date/Time : 08/02/2007 13:37

Transaction No   : C070069781

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,669.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,600 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,511,987,643	1,689,645,286.05	Before Exercise	23,862,197
Preference Shares*	-	-	Add Exercise	12,600	185,598.00	Less Exercise	(12,600)
Preference Shares #	-	-	After Exercise	1,512,000,243	1,689,830,884.05	After Exercise	23,849,597

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 8-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,600	$14.73	$185,598.00	
12,600	Total value of shares exercised =	$185,598.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9010000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :　　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　　Preference　　　　Others

Number of shares :　　12600

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save　Delete　Reset　Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | Share Capital / Allottees' Particulars | **Shareholders list after the allotment** | **Summary of Capital**

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0200914E	LAU JENG SENG DAVID	Individual
S1101747I	LIM TOK KIAK (MRS)	Individual
S1717426F	YEO LEE KIAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1101747I   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM TOK KIAK (MRS)

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

  Postal Code : 807332   [Retrieve Address]

  Block/House No. : 76

  Street Name : **SARACA VIEW**

  Unit : #   -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

  Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1717426F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO LEE KIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                       ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 159958   [Retrieve Address]

Block/House No. : 370E

Street Name : **ALEXANDRA ROAD**

Unit : # 08 - 07

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4600

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0200914E   [Retrieve Details]

Identification Type : * NRIC

Name : * LAU JENG SENG DAVID

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
                  ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 381125   [Retrieve Address]

Block/House No. : 125

Street Name : **GEYLANG EAST AVENUE 1**

Unit : # 15 - 29

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) Is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

Save | Reset | Back



HOME | **LOGOUT**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512000243	86084215	0
Amount of Issued Share Capital :	1689830884.05	86084215	0
Amount of Paid-up Share Capital :	1689830884.05	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002159890A

Transaction No.	Company Registration No.	Company Name
C070069797	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002159890A

Transaction No : C070069797

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/02/2007 13:45

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,659.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,512,000,243	1,689,830,884.05	Before Exercise	23,849,597
Preference Shares*	-	-	Add Exercise	11,000	114,400.00	Less Exercise	(11,000)
Preference Shares #	-	-	After Exercise	1,512,011,243	1,689,945,284.05	After Exercise	23,838,597

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature   :

Name   :   Sherylene Wang

Designation :   Vice President   Date   :   8-Feb-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,000	$10.40	$114,400.00	
11,000	Total value of shares exercised =	$114,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	Share payable in cash	<u>For a consideration other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0200914E	LAU JENG SENG	Individual
S2166473A	WONG SIEW LIEN	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   Retrieve Details

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                        ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   597708   Retrieve Address

Block/House No. :   18

Street Name : **LORONG PISANG UDANG**

Unit : #   -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0200914E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LAU JENG SENG DAVID

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 381125   [Retrieve Address]

Block/House No. : 125

Street Name : **GEYLANG EAST AVENUE 1**

Unit : # 15   - 29

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8000

b) Class of shares allotted :   Ordinary   ·

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   08/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1512011243	86084215	0
Amount of Issued Share Capital :	1689945284.05	86084215	0
Amount of Paid-up Share Capital :	1689945284.05	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002159898A

Transaction No.	**Company Registration No.**	**Company Name**
C070069805	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002159898A

Date/Time : 08/02/2007 13:50

Transaction No : C070069805

| Print |

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,649.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



February 7, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,959,643	1,689,198,686.05	Before Exercise	23,890,197
Preference Shares*	-	-	Add Exercise	5,000	76,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,511,964,643	1,689,275,186.05	After Exercise	23,885,197

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Feb-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Browse...

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | Share Capital / Allottees' Particulars | **Shareholders list after the allotment** | **Summary of Capital** |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2554687C	LIM YEE CHYE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2554687C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM YEE CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 310200   [Retrieve Address]

Block/House No. : 200

Street Name : **TOA PAYOH NORTH**

Unit : # 02 - 1041

Building/Estate Name : **TOA PAYOH SPRING**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   **1511964643**   **86084215**   **0**

Amount of Issued Share Capital : **1689275186.05** **86084215** **0**

Amount of Paid-up Share Capital : **1689275186.05** **86084215** **0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002157613A

Transaction No.	**Company Registration No.**	**Company Name**
C070067435	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

GST No. :M9-0008879-T

Receipt No   : ACR0000002157613A

Transaction No   : C070067435

Date/Time : 07/02/2007 10:36

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,709.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,511,964,643	1,689,275,186.05	Before Exercise 23,885,197
Preference Shares*	-	-	Add Exercise	5,000	88,500.00	Less Exercise (5,000)
Preference Shares #	-	-	After Exercise	1,511,969,643	1,689,363,686.05	After Exercise 23,880,197

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Date : 7-Feb-2007

Designation : Vice President

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



| LOCAL COMPANY TRANSACTIONS | | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0112147B	MDM CAROLYN WONG WAI MENG	Individual
S7340129A	LIM NYUK SHAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *　　　S7340129A　　　Retrieve Details

Identification Type : *　　·NRIC

Name : *　　　LIM NYUK SHAN

Nationality : *　　　SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *　　◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478931　Retrieve Address

Block/House No. : 11

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 07　- 02

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *　Company / Foreign Branch　　　Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0112147B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   MDM CAROLYN WONG WAI MENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                ○ Foreign

Local Address (* if Address Type is Local Address)

     Postal Code : 419530   [Retrieve Address]

     Block/House No. : 178

     Street Name : **JALAN EUNOS**

     Unit : #   -

     Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

     Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,511,969,643	86084215	0
Amount of Issued Share Capital :	1,689,363,686.05	86084215	0
Amount of Paid-up Share Capital :	1,689,363,686.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002157637A

Transaction No.	**Company Registration No.**	**Company Name**
C070067456	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002157637A

Date/Time : 07/02/2007 10:42

Transaction No   : C070067456

| Print |

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,699.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,969,643	1,689,363,686.05	Before Exercise	23,880,197
			Add Exercise 10,000	147,300.00	Less Exercise	(10,000)
			After Exercise 1,511,979,643	1,689,510,986.05	After Exercise	23,870,197
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 7-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes ⟋

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ⟋

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ⟋

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

           paid : 14.73

          unpaid : 0

Save   Delete   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration Name No.

Shareholder Category

S0012104E   MRS LAM SIOK LOON   Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0012104E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   MRS LAM SIOK LOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675   [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511979643	86084215	0
Amount of Issued Share Capital :	1689510986.05	86084215	0
Amount of Paid-up Share Capital :	1689510986.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002157647A

Transaction No.	**Company Registration No.**	**Company Name**
C070067465	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002157647A

Date/Time : 07/02/2007 10:46

Transaction No   : C070067465

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :

199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,689.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,979,643	1,689,510,986.05	Before Exercise	23,870,197
Preference Shares*	-	-	Add Exercise	1,000	10,400.00	Less Exercise	(1,000)
Preference Shares #	-	-	After Exercise	1,511,980,643	1,689,521,386.05	After Exercise	23,869,197

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 7-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$10.40	$10,400.00	
1,000	Total value of shares exercised =	$10,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



𝕃𝕆ℂ𝔸𝕃 ℂ𝕆𝕄ℙ𝔸ℕ𝕐 𝕋ℝ𝔸ℕ𝕊𝔸ℂ𝕋𝕀𝕆ℕ𝕊

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1000 /
/

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40 /

unpaid : 0 /

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G399683(1)	LEE KIN HUNG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G399683(1) | Retrieve Details |

Identification Type : *   PASSPORT/ OTHERS

Name : *   LEE KIN HUNG

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | Retrieve Address |

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 19/F, YEE FUNG COURT, 101 THIRD STREET

SAI YING PUN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   07/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511980643	86084215	0
Amount of Issued Share Capital :	1689521386.05	86084215	0
Amount of Paid-up Share Capital :	1689521386.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/02/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002157661A

Transaction No.	Company Registration No.	Company Name
C070067478	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002157661A
Transaction No	: C070067478
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 07/02/2007 10:49

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,679.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**



February 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,900 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,952,743	1,689,097,049.05	Before Exercise	23,897,097
Preference Shares*	-	-	Add Exercise	6,900	101,637.00	Less Exercise	(6,900)
Preference Shares #	-	-	After Exercise	1,511,959,643	1,689,198,686.05	After Exercise	23,890,197

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 6-Feb-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,900	$14.73	$101,637.00	
6,900	Total value of shares exercised =	$101,637.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   6900

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | Share Capital / Allottees' Particulars | **Shareholders list after the allotment** | **Summary of Capital** |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D546880A	WONG KWONG NAM ANTONIO	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * D546880A | Retrieve Details |

Identification Type : * PASSPORT/ OTHERS

Name : * WONG KWONG NAM ANTONIO

Nationality : * CHINESE (336)

Mobile No :

Occupation :

Email Address :

Address Type : * ◯ Local ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | Retrieve Address |

Block/House No. : ·

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E, 15/F, BLOCK 32,

CITY-ONE SHATIN, SHATIN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6900

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   06/02/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511959643	86084215	0
Amount of Issued Share Capital :	1689198686.05	86084215	0
Amount of Paid-up Share Capital :	1689198686.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002155985A

Transaction No.	Company Registration No.	Company Name
C070065692	199901152M	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002155985A

Date/Time : 06/02/2007 11:10

Transaction No   : C070065692

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,739.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**



February 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 21,200 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares	-	-	Before Exercise		1,511,931,543	1,688,876,569.05	Before Exercise	23,918,297
Preference Shares*	-	-	Add Exercise		21,200	220,480.00	Less Exercise	(21,200)
Preference Shares #	-	-	After Exercise		1,511,952,743	1,689,097,049.05	After Exercise	23,897,097

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   5-Feb-2007

Enclosures
* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
21,200	$10.40	$220,480.00	
21,200	Total value of shares exercised =	$220,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

biz FILE

| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9018000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   21200
                                  /

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

        paid :   10.40   /

     unpaid :   0   /

[Save] [Delete] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D128446(1)	TANG HANG YEE JANNY	Individual
S7175300Z	YEO WEE YAP	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>   <u>Share payable in cash</u>   <u>For a consideartion other than cash</u>   Share Capital / Allottees' Particulars   <u>Shareholders list after the allotment</u>   <u>Summary of Capital</u>

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   D128446(1)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   TANG HANG YEE JANNY

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :   ·

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   G/F, NO. 12-15, EAST OCEAN CENTRE, 98 GRANVILLE ROA

TSIM SHA TSUI. KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   2/5/2007

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 05/02/2007 (dd/mm/yyyy)

Save | Reset | Back

| LOCAL COMPANY TRANSACTIONS |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7175300Z   /   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO WEE YAP   /

Nationality : *   SINGAPORE P.R. (300)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :   ·

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 61 G, TOWER 6, THE BELCHER'S,

89 POK FU LAM ROAD, POK FU LAM, HONG KONG   /

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   Retrieve Details

Name :

Address Type :

Local Address (* If Address Type is Local Address)

                    Postal Code :

               Block/House No. :

                   Street Name :

                         Unit : # -

          Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

                      Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the
Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip
this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent
allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   19200   /

b) Class of shares allotted :   Ordinary   ·   /

c) Currency :   SINGAPORE DOLLAR (099)   /

d) Date of allotment :   05/02/2007   (dd/mm/yyyy)
                                                     /

                        Save   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1511952743**	**86084215**	**0**
Amount of Issued Share Capital :	**1689097049.05**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1689097049.05**	**86084215**	**0**



```
┌ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ┐
│        PAYMENTS            │
└ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ─ ┘
```

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002154409A

Transaction No.	**Company Registration No.**	**Company Name**
C070064015	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002154409A   Date/Time : 05/02/2007 13:23

Transaction No   : C070064015   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,749.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



February 2, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

On-16-003 (09/2004)
Co. Req No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 11,700 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,919,843	1,688,669,479.05	Before Exercise	23,929,997
Preference Shares*	-	-	Add Exercise	11,700	207,090.00	Less Exercise	(11,700)
Preference Shares #	-	-	After Exercise	1,511,931,543	1,688,876,569.05	After Exercise	23,918,297

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Sherylene Wang   Authorised Signature   :

Designation   :   Vice President   Date   :   2-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
11,700	$17.70	$207,090.00	
11,700	Total value of shares exercised =	$207,090.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/2/2007

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   11700

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   17.70

unpaid :   0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. | **Name** | **Shareholder Category**

D265499(8)   KONG YIU FAI   Individual

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D265499(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   KONG YIU FAI

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code :   [Retrieve Address]

    Block/House No. :

        Street Name :

            Unit : #   -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :   FLATE 5E, BLESSINGS GARDEN NO. 56 CONDUIT ROAD MI

                    HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   11700

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   02/02/2007   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1,511,931,543**   **86084215**   **0**

Amount of Issued Share Capital : **1,688,876,569.05** **86084215**   **0**

Amount of Paid-up Share Capital : **1,688,876,569.05** **86084215**   **0**



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 02/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002151712A

Transaction No.	**Company Registration No.**	**Company Name**
C070060855	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002151712A

Date/Time : 02/02/2007 09:50

Transaction No   : C070060855

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,759.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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February 1, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

04-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,912,293	1,688,543,417.55	Before Exercise	23,937,547
Preference Shares*	-	-	Add Exercise	5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,511,917,293	1,688,631,917.55	After Exercise	23,932,547

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Feb-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1610118D	LIM SIEW LAN	Individual
S7340129A	LIM NYUK SHAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S7340129A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM NYUK SHAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478931 [Retrieve Address]

Block/House No. : 11

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 07   - 02

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/02/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1610118D   Retrieve Details

Identification Type : *   NRIC

Name : *   LIM SIEW LAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                      ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 650628   Retrieve Address

Block/House No. : 628

Street Name : **BUKIT BATOK CENTRAL**

Unit : # 09   - 650

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/02/2007   (dd/mm/yyyy)

| Save | Reset | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	**1511917293**	**86084215**	**0**
Amount of Issued Share Capital :	**1688631917.55**	**86084215**	**0**
Amount of Paid-up Share Capital :	**1688631917.55**	**86084215**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/02/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002150717A

Transaction No.	Company Registration No.	Company Name
C070059612	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000002150717A

Transaction No : C070059612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 01/02/2007 15:19

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,779.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,550 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,917,293	1,688,631,917.55	Before Exercise	23,932,547
Preference Shares*	-	-	Add Exercise 2,550	37,561.50	Less Exercise	(2,550)
Preference Shares #	-	-	After Exercise 1,511,919,843	1,688,669,479.05	After Exercise	23,929,997

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 1-Feb-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,550	$14.73	$37,561.50	
2,550	Total value of shares exercised =	$37,561.50	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

[Browse...]

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9010000 / LEONG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2550

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G633186(5)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   YIP TING CHOI STING

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 10D, BLOCK 3, TANNER GARDEN

NORTH POINT HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2550

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   01/02/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1511919843**   **86084215**   **0**

Amount of Issued Share Capital : **1688669479.05** **86084215**   **0**

Amount of Paid-up Share Capital : **1688669479.05** **86084215**   **0**

LOCAL COMPANY TRANSACTIONS



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/02/2007

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002150773A

Transaction No.	**Company Registration No.**	**Company Name**
C070059683	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002150773A

Transaction No   : C070059683

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 01/02/2007 15:32

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,769.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

2/1/2007



January 31, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,200 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,869,383	1,687,834,744.65	Before Exercise	23,980,457
Preference Shares*	-	-	Add Exercise	25,200	446,040.00	Less Exercise	(25,200)
Preference Shares #	-	-	After Exercise	1,511,894,583	1,688,280,784.65	After Exercise	23,955,257

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 31-Jan-2007

Enclosures
- A copy of the *Return of Allotment* filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,200	$17.70	$446,040.00	
25,200	Total value of shares exercised =	$446,040.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   25200

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual
S1418961J	DESMOND CHOO HOON KIONG	Individual
S2693115J	NOEL ARGUELLES SANTIAGO	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0012104E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   MRS LAM SIOK LOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675   [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03   - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007   (dd/mm/yyyy)

Save | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2693115J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   NOEL ARGUELLES SANTIAGO

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510782 [Retrieve Address]

Block/House No. : 782

Street Name : **PASIR RIS STREET 71**

Unit : # 11 - 582

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   9200

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007   (dd/mm/yyyy)

Save | Reset | Back



【LOCAL COMPANY TRANSACTIONS】

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1418961J   [Retrieve Details]

Identification Type : *   NRIC

Name : *   DESMOND CHOO HOON KIONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 436881   [Retrieve Address]

Block/House No. : 3 ·

Street Name : **TANJONG RHU ROAD**

Unit : # 08 – 04

Building/Estate Name : **WATERSIDE, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,511,894,583	86084215	0
Amount of Issued Share Capital :	1,688,280,784.65	86084215	0
Amount of Paid-up Share Capital :	1,688,280,784.65	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                 ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   31/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002148095A

Transaction No.	Company Registration No.	Company Name
C070056322	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No   : ACR0000002148095A

Transaction No   : C070056322

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

GST No. :M9-0008879-T

Date/Time : 31/01/2007 16:12

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,819.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,894,583	1,688,280,784.65	Before Exercise	23,955,257
			Add Exercise 2,000	29,460.00	Less Exercise	(2,000)
			After Exercise 1,511,896,583	1,688,310,244.65	After Exercise	23,953,257
Preference Shares*	-	-				
Preference Shares #	-	-				

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 31-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1243747A	KOH POH CHYE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1243747A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH POH CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 278735   [Retrieve Address]

Block/House No. : 15

Street Name : **HOLLAND HILL**

Unit : # 01   - 12

Building/Estate Name : **OLINA LODGE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

           Postal Code :

       Block/House No. :

         Street Name :

            Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

           Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007   (dd/mm/yyyy)

           [Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511896583	86084215	0
Amount of Issued Share Capital :	1688310244.65	86084215	0
Amount of Paid-up Share Capital :	1688310244.65	86084215	0



┌─────────────────────┐
│   PAYMENTS   │
└─────────────────────┘

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002148136A

Transaction No.	**Company Registration No.**	**Company Name**
C070056367	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002148136A

Transaction No : C070056367

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 31/01/2007 16:16

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 1,809.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,520 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,896,583	1,688,310,244.65	Before Exercise	23,953,257
Preference Shares*	-	-	Add Exercise	10,520	154,959.60	Less Exercise	(10,520)
Preference Shares #	-	-	After Exercise	1,511,907,103	1,688,465,204.25	After Exercise	23,942,737

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 31-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,520	$14.73	$154,959.60	
10,520	Total value of shares exercised =	$154,959.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10520

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E480346(2)	LEUNG TIM CHIU RICHARD	Individual
S2166473A	WONG SIEW LIEN	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : #   -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E480346(2)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   LEUNG TIM CHIU RICHARD

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                   ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT B, 28/F, KENNEDY HEIGHTS

10-18 KENNEDY ROAD, CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

    Block/House No. :

       Street Name :

           Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   8520

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   31/01/2007 (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511907103	86084215	0
Amount of Issued Share Capital :	1688465204.25	86084215	0
Amount of Paid-up Share Capital :	1688465204.25	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/01/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



| HOME | LOGOUT |

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002148182A

Transaction No.	Company Registration No.	Company Name
C070056421	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002148182A

Date/Time : 31/01/2007 16:22

Transaction
No   : C070056421

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,799.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,190 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,907,103	1,688,465,204.25	Before Exercise	23,942,737
Preference Shares*	-	-	Add Exercise	5,190	78,213.30	Less Exercise	(5,190)
Preference Shares #	-	-	After Exercise	1,511,912,293	1,688,543,417.55	After Exercise	23,937,547

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 31-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,190	$15.07	$78,213.30	
5,190	Total value of shares exercised =	$78,213.30	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5,90

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category** ·

E480346(2)   LEUNG TIM CHIU RICHARD   Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E480346(2)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   LEUNG TIM CHIU RICHARD

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                    ◉ Foreign

Local Address (* if Address Type is Local Address)

   Postal Code :   [Retrieve Address]

   Block/House No. :

   Street Name :

   Unit : #   -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

   Address : FLAT B, 28/F, KENNEDY HEIGHTS

            10-18 KENNEDY ROAD, CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 5,190

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 31/01/2007 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,511,912,293	86084215	0
Amount of Issued Share Capital :	1688543417.55	86084215	0
Amount of Paid-up Share Capital :	1688543417.55	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





biZFILE

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002148213A

Transaction No.	Company Registration No.	Company Name
C070056457	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   1/31/2007



GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000002148213A

Date/Time : 31/01/2007 16:26

Transaction No : C070056457

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,789.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



January 30, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,838,383	1,687,410,644.65	Before Exercise	24,011,457
Preference Shares*	-	-	Add Exercise 8,000	141,600.00	Less Exercise	(8,000)
Preference Shares #	-	-	After Exercise 1,511,846,383	1,687,552,244.65	After Exercise	24,003,457

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : ....

Date : 30-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$17.70	$141,600.00	
8,000	Total value of shares exercised =	$141,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   8000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G520893(8)	CHEUNG POK LUN	Individual
S0112147B	MDM CAROLYN WONG WAI MENG	Individual

1/30/2007



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0112147B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   MDM CAROLYN WONG WAI MENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 419530   [Retrieve Address]

Block/House No. : 178

Street Name : **JALAN EUNOS**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G520893(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHEUNG POK LUN ALAN

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   FLAT D, 16/F TOWER 4, GREENWOOD TERRACE, CHAIWAI

HONGKONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

https://www.psi.gov.sg/NASApp/tmf/TMFServlet   1/30/2007

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/01/2007   (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,511,846,383	86084215	0
Amount of Issued Share Capital :	1,687,552,244.65	86084215	0
Amount of Paid-up Share Capital :	1,687,552,244.65	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   30/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 
PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002143265A

Transaction No.	**Company Registration No.**	**Company Name**
C070049964	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002143265A

Transaction No   : C070049964

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 30/01/2007 10:28

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,849.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,846,383	1,687,552,244.65	Before Exercise	24,003,457
Preference Shares*	-	-	Add Exercise	10,000	147,300.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise	1,511,856,383	1,687,699,544.65	After Exercise	23,993,457

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 30-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$14.73	$147,300.00	
10,000	Total value of shares exercised =	$147,300.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000 ╱
/

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73 ╱

unpaid : 0 ╱

Save	Delete	Reset	Back

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZF...   1/30/2007


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2560110F	CHAN WAI FOONG	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2560110F   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHAN WAI FOONG

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 600201   [Retrieve Address]

Block/House No. : 201

Street Name : **JURONG EAST STREET 21**

Unit : # 03   - 103

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10,000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/01/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511856383	86084215	0
Amount of Issued Share Capital :	1687699544.65	86084215	0
Amount of Paid-up Share Capital :	1687699544.65	86084215	0



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/01/2007

[Submit]   [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002143295A

Transaction No.	**Company Registration No.**	**Company Name**
C070050001	199901152M	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002143295A

Date/Time : 30/01/2007 10:32

Transaction No   : C070050001

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,839.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,856,383	1,687,699,544.65	Before Exercise	23,993,457
Preference Shares*	-	-	Add Exercise	13,000	135,200.00	Less Exercise	(13,000)
Preference Shares #	-	-	After Exercise	1,511,869,383	1,687,834,744.65	After Exercise	23,980,457

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 30-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,000	$10.40	$135,200.00	
13,000	Total value of shares exercised =	$135,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   13000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	**Name**	**Shareholder Category**
D176175(8)	WONG CHI KEUNG SIMON	Individual
S2166473A	WONG SIEW LIEN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2166473A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG SIEW LIEN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708   [Retrieve Address]

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : #   -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/01/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   D176175(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   WONG CHI KEUNG SIMON

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT G, 22/F WISTERIA MANSION,

TAI KOO SAING, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

1/30/2007

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

                Postal Code :

        Block/House No. :

            Street Name :

                    Unit : # -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   30/01/2007   (dd/mm/yyyy)

                [Save] [Reset] [Back]


⟨LOCAL COMPANY TRANSACTIONS⟩

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1511869383	86084215	0
Amount of Issued Share Capital :	1687834744.65	86084215	0
Amount of Paid-up Share Capital :	1687834744.65	86084215	0



PAYMENTS

HOME	LOGOUT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002143330A

Transaction No.	**Company Registration No.**	**Company Name**
C070050050	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002143330A

Transaction No   : C070050050

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 30/01/2007 10:39

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,829.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



January 29, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,813,823	1,686,981,820.45	Before Exercise	24,036,017
Preference Shares*	-	-	Add Exercise	10,000	208,700.00	Less Exercise	(10,000)
Preference Shares #	-	-	After Exercise	1,511,823,823	1,687,190,520.45	After Exercise	24,026,017

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-Jan-2007

Enclosures

*   A copy of the Return of Allotment filed with the ACRA
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$20.87	$208,700.00	
10,000	Total value of shares exercised =	$208,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   10000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

            paid : 20.87

            unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. | **Name** | **Shareholder Category**

Z1170119 | KANKIPATI RAJAN RAJU | Individual

https://www.psi.gov.sg/NASApp/tmf/TMFServlet

1/29/2007



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   Z1170119   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   KANKIPATI RAJAN RAJU

Nationality : *   INDIAN (354)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248732   Retrieve Address

Block/House No. : 11

Street Name : **NATHAN ROAD**

Unit : # 10   - 01

Building/Estate Name : **REGENCY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   10000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511823823	86084215	0
Amount of Issued Share Capital :	1687190520.45	86084215	0
Amount of Paid-up Share Capital :	1687190520.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002142124A

Transaction No.	**Company Registration No.**	**Company Name**
C070048495	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002142124A   Date/Time : 29/01/2007 16:50

Transaction
No   : C070048495   [Print]

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,899.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

[**HOME** | **LOGOUT**]

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,823,823	1,687,190,520.45	Before Exercise	24,026,017
Preference Shares*	-	-	Add Exercise 7,000	123,900.00	Less Exercise	(7,000)
Preference Shares #	-	-	After Exercise 1,511,830,823	1,687,314,420.45	After Exercise	24,019,017

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Authorised Signature :

Designation : Vice President

Date : 29-Jan-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$17.70	$123,900.00	
7,000	Total value of shares exercised =	$123,900.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   7000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual
S1546208F	LIM BENG KUAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1546208F   Retrieve Details

Identification Type : *   NRIC

Name : *   LIM BENG KUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                           ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529948   Retrieve Address

Block/House No. : 28

Street Name : **SIMEI STREET 1**

Unit : # 09   - 07

Building/Estate Name : **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save   Reset   Back



[LOCAL COMPANY TRANSACTIONS]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S0180405G   [Retrieve Details]

Identification Type : * NRIC

Name : * SEOW KHENG HEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165 [Retrieve Address]

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511830823	86084215	0
Amount of Issued Share Capital :	1687314420.45	86084215	0
Amount of Paid-up Share Capital :	1687314420.45	86084215	0




Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/01/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



HOME **LOGOUT**

PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002142177A

Transaction No.	**Company Registration No.**	**Company Name**
C070048559	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002142177A

Date/Time : 29/01/2007 17:00

Transaction No   : C070048559

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00

COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :
199901152M / DBS GROUP HOLDINGS LTD

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,889.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,500 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,830,823	1,687,314,420.45	Before Exercise	24,019,017
Preference Shares*	-	-	Add Exercise 3,500	36,400.00	Less Exercise	(3,500)
Preference Shares #	-	-	After Exercise 1,511,834,323	1,687,350,820.45	After Exercise	24,015,517

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 29-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,500	$10.40	$36,400.00	
3,500	Total value of shares exercised =	$36,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3500

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. | **Name** | | **Shareholder Category**

| E7034150 | MARK BRYANT | Individual |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   E7034150   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   MARK BRYANT

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 109347   [Retrieve Address]

Block/House No. : 9

Street Name : **PRESTON ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :			
Number of Shares :	1511834323	86084215	0
Amount of Issued Share Capital :	1687350820.45	86084215	0
Amount of Paid-up Share Capital :	1687350820.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002142197A

Transaction No.	**Company Registration No.**	**Company Name**
C070048585	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No　　: ACR0000002142197A

Transaction No　: C070048585

Agency　　　: RCB - RCB

Application　: BIZFILE PAYMENT SERVICE

Paid via　　: Deposit Service Account

EP Ref No　　:

Date/Time : 29/01/2007 17:03

[Print]

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :　　　10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,879.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital		Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,834,323	1,687,350,820.45	Before Exercise	24,015,517
Preference Shares*	-	-	Add Exercise	4,000	58,920.00	Less Exercise	(4,000)
Preference Shares #	-	-	After Exercise	1,511,838,323	1,687,409,740.45	After Exercise	24,011,517

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President

Date : 29-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$14.73	$58,920.00	
4,000	Total value of shares exercised =	$58,920.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filename yyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :

- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   4000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid :   14.73

unpaid :   0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No. | **Name** | **Shareholder Category**

S1415762Z | CHUA CHEE HWEE | Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	Share Capital / Allottees' Particulars	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1415762Z   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHUA CHEE HWEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀⠀◯ Foreign

Local Address (* if Address Type is Local Address)

⠀⠀Postal Code : 470716 [Retrieve Address]

⠀⠀Block/House No. : 716

⠀⠀Street Name : **BEDOK RESERVOIR ROAD**

⠀⠀⠀⠀⠀⠀Unit : # 13   - 4500

⠀⠀Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

⠀⠀⠀⠀⠀⠀Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   4000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | Summary of Capital |

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511838323	86084215	0
Amount of Issued Share Capital :	1687409740.45	86084215	0
Amount of Paid-up Share Capital :	1687409740.45	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/01/2007

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002142212A

Transaction No.	**Company Registration No.**	**Company Name**
C070048610	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002142212A	Date/Time : 29/01/2007 17:07

Transaction No : C070048610

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,869.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 60 SHARES FULLY PAID ARISING FROM
THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	–	–	Before Exercise	1,511,838,323	1,687,409,740.45	Before Exercise	24,011,517
Preference Shares*	–	–	Add Exercise	60	904.20	Less Exercise	(60)
Preference Shares #	–	–	After Exercise	1,511,838,383	1,687,410,644.65	After Exercise	24,011,457

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 29-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
60	$15.07	$904.20	
60	Total value of shares exercised =	$904.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 60

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7222809Z	TEO LEE PING JENNY	Individual
S7248877F	LUI SU KIAN	Individual


𝕃𝕆ℂ𝔸𝕃 ℂ𝕆𝕄ℙ𝔸ℕ𝕐 𝕋ℝ𝔸ℕ𝕊𝔸ℂ𝕋𝕀𝕆ℕ𝕊

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	<u>Share payable in cash</u>	<u>For a consideartion other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7222809Z ╱ [Retrieve Details]

Identification Type : * NRIC ╱

Name : * TEO LEE PING JENNY ╱

Nationality : * SINGAPOREAN (301) ╱

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ╱
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 270021 ╱ [Retrieve Address]

Block/House No. : 21 · ╱

Street Name : **GHIM MOH ROAD** ╱

Unit : # 01 - 193 ╱

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   30

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7248877F [Retrieve Details]

Identification Type : * NRIC

Name : * LUI SU KIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 510478 [Retrieve Address]

Block/House No. : 478

Street Name : **PASIR RIS DRIVE 4**

Unit : # 08 - 419

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   30

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   29/01/2007   (dd/mm/yyyy)

Save | Reset | Back



(LOCAL COMPANY TRANSACTIONS)

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511838383	86084215	0
Amount of Issued Share Capital :	1687410644.65	86084215	0
Amount of Paid-up Share Capital :	1687410644.65	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                    ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   29/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002142245A

Transaction No.	**Company Registration No.**	**Company Name**
C070048648	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. : M9-0008879-T

RECEIPT

Receipt No	: ACR0000002142245A
Transaction No	: C070048648
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 29/01/2007 17:13

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,859.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



January 25, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 77,100 SHARES FULLY PAID ARISING FROM
THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,736,723	1,685,802,190.45	Before Exercise	24,113,117
Preference Shares*	-	-	Add Exercise	77,100	1,179,630.00	Less Exercise	(77,100)
Preference Shares #	-	-	After Exercise	1,511,813,823	1,686,981,820.45	After Exercise	24,036,017

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 25-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
77,100	$15.30	$1,179,630.00	
77,100	Total value of shares exercised =	$1,179,630.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA3016000 / LEUNG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   77100

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Save   Delete   Reset   Back

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZF... 1/25/2007



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
209440698	JOHN THEODORE OLDS	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   209440698   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   JOHN THEODORE OLDS

Nationality : *   AMERICAN (503)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 2450 STEINER STREET, SAN FRANCISCO

CALIFORNIA 94115, USA

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   77,100

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   25/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511813823	86084215	0
Amount of Issued Share Capital :	1686981820.45	86084215	0
Amount of Paid-up Share Capital :	1686981820.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002136395A

Transaction No.	Company Registration No.	Company Name
C070041426	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002136395A
Transaction No	: C070041426
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 25/01/2007 17:11

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,909.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



January 25, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,733,943	1,685,769,901.05	Before Exercise	24,115,897
Preference Shares*	-	-	Add Exercise 2,000	20,800.00	Less Exercise	(2,000)
Preference Shares #	-	-	After Exercise 1,511,735,943	1,685,790,701.05	After Exercise	24,113,897

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 25-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$10.40	$20,800.00	
2,000	Total value of shares exercised =	$20,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9010000 / LEONG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :　　　　**SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　　Preference　　　　Others

Number of shares :　　2000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Save　Delete　Reset　Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No. **Name**   **Shareholder Category**

G127905(9)   LEE KOON KAM JOHNEY   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G127905(9)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   LEE KOON KAM JOHNEY

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                     ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT C, 14/F, BLOCK 2, CLOVELLY COURT

12 MAY ROAD, HONGKONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   25/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511735943	86084215	0
Amount of Issued Share Capital :	1685790701.05	86084215	0
Amount of Paid-up Share Capital :	1685790701.05	86084215	0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   25/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002135838A

Transaction No.	Company Registration No.	Company Name
C070040839	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002135838A   Date/Time : 25/01/2007 15:22

Transaction No : C070040839

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,929.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 780 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,735,943	1,685,790,701.05	Before Exercise	24,113,897
Preference Shares*	-	-	Add Exercise	780	11,489.40	Less Exercise	(780)
Preference Shares #	-	-	After Exercise	1,511,736,723	1,685,802,190.45	After Exercise	24,113,117

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : ....

Date : 25-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
780	$14.73	$11,489.40	
780	Total value of shares exercised =	$11,489.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   780 /

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

                    paid : 14.73 /

                    unpaid : 0 /

Save   Delete   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1658235B	LIM HOCK LAI DOUGLAS	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1658235B   / | Retrieve Details |

Identification Type : *   NRIC   /

Name : *   LIM HOCK LAI DOUGLAS /

Nationality : *   SINGAPOREAN (301)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   /
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456880 / | Retrieve Address |

Block/House No. : 17 /

Street Name : **LAKME TERRACE** /

Unit : #   -

Building/Estate Name : **OPERA ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   780

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   25/01/2007   (dd/mm/yyyy)

Save   Reset   Back



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511736723	86084215	0
Amount of Issued Share Capital :	1685802190.45	86084215	0
Amount of Paid-up Share Capital :	1685802190.45	86084215	0

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&page=BIZFILE... 1/25/2007



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                             ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date :   25/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002135850A

Transaction No.	Company Registration No.	Company Name
C070040856	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002135850A   Date/Time : 25/01/2007 15:25

Transaction No   : C070040856

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

[Print]

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,919.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |



January 24, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES FULLY PAID ARISING FROM
THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,725,883	1,685,599,616.85	Before Exercise	24,123,957
Preference Shares*	-	-	Add Exercise	6,000	133,980.00	Less Exercise	(6,000)
Preference Shares #	-	-	After Exercise	1,511,731,883	1,685,733,596.85	After Exercise	24,117,957

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 24-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$22.33	$133,980.00	
6,000	Total value of shares exercised =	$133,980.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary   Preference   Others

Number of shares : 6000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Save   Delete   Reset   Back


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
Z1170119	KANKIPATI RAJAN RAJU	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   Z1170119   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   KANKIPATI RAJAN RAJU

Nationality : *   INDIAN (354)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                          ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248732   [Retrieve Address]

Block/House No. : 11

Street Name : **NATHAN ROAD**

Unit : # 10 - 01

Building/Estate Name : **REGENCY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1511731883   86084215   0

Amount of Issued Share Capital :   1685733596.85   86084215   0

Amount of Paid-up Share Capital :   1685733596.85   86084215   0



PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode :
⦿ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 24/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002132536A

Transaction No.	**Company Registration No.**	**Company Name**
C070037126	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002132536A

Date/Time : 24/01/2007 09:44

Transaction No   : C070037126

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,969.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES FULLY PAID ARISING FROM
THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	-	-	Before Exercise	1,511,731,883	1,685,733,596.85	Before Exercise 24,117,957
Preference Shares*	-	-	Add Exercise	2,000	35,400.00	Less Exercise (2,000)
Preference Shares #	-	-	After Exercise	1,511,733,883	1,685,768,996.85	After Exercise 24,115,957

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Sherylene Wang

Designation : Vice President   Date : 24-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$17.70	$35,400.00	
2,000	Total value of shares exercised =	$35,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⊙ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to
the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　Ordinary　　　　Preference　　　Others

Number of shares :　2000

Amount paid and/or unpaid on each share
e.g.
eg. 999999.9999999999

paid :　17.70

unpaid :　0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7340129A	LIM NYUK SHAN	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | Share Capital / Allottees' Particulars | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7340129A [Retrieve Details]

Identification Type : * NRIC

Name : * LIM NYUK SHAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478931 [Retrieve Address]

Block/House No. : 11

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 07 - 02

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *

Name :

Address Type :

Local Address (* If Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted : 2000

b) Class of shares allotted : Ordinary

c) Currency : SINGAPORE DOLLAR (099)

d) Date of allotment : 24/01/2007 (dd/mm/yyyy)

Save | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511733883	86084215	0
Amount of Issued Share Capital :	1685768996.85	86084215	0
Amount of Paid-up Share Capital :	1685768996.85	86084215	0



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PAYMENTS

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/01/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002132554A

Transaction No.	**Company Registration No.**	**Company Name**
C070037150	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002132554A

Transaction No : C070037150

Date/Time : 24/01/2007 09:51

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,959.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 60 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,733,883	1,685,768,996.85	Before Exercise	24,115,957
Preference Shares*	-	-	Add Exercise	60	904.20	Less Exercise	(60)
Preference Shares #	-	-	After Exercise	1,511,733,943	1,685,769,901.05	After Exercise	24,115,897

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 24-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
60	$15.07	$904.20	
60	Total value of shares exercised =	$904.20	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐HA9016000 / LEUNG CHUN YING
	☐S0016173Z / KOH BOON HWEE
	☐S0040556F / GOH GEOK LING
If a director/ secretary signed the above, please select accordingly :	☐S0114104Z / HENG LEE CHENG
	☐S0234644C / KWA CHONG SENG
	☐S0820599Z / ANG KONG HUA
	☐S1462421Z / PETER ONG BOON KWEE
	☐S2549567E / WONG NGIT LIONG
	☐S2622983I / JEANNIE HUI
	☐Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   60

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid :   15.07

unpaid :   0

Save   Delete   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1658235B	LIM HOCK LAI DOUGLAS	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | <u>Share Capital / Allottees' Particulars</u> | <u>Shareholders list after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1658235B /   [Retrieve Details]

Identification Type : *   NRIC /

Name : *   LIM HOCK LAI DOUGLAS /

Nationality : *   SINGAPOREAN (301) /

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local /
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 456880 / [Retrieve Address]

Block/House No. : 17 /

Street Name : **LAKME TERRACE** /

Unit : #   -

Building/Estate Name : **OPERA ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ·   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   60

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   24/01/2007   (dd/mm/yyyy)

Save.   .Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Summary of Share Capital after allotment
Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : 1,511,733,943   86084215   0

Amount of Issued Share Capital : 1,685,769,901.05 86084215   0

Amount of Paid-up Share Capital : 1,685,769,901.05 86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                                     ◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   24/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002132579A

Transaction No.	Company Registration No.	Company Name
C070037178	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002132579A

Transaction
No   : C070037178

Date/Time : 24/01/2007 10:01

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,949.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT



January 23, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 8,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,695,403	1,685,077,141.45	Before Exercise	24,154,437
Preference Shares*	-	-	Add Exercise	8,000	166,960.00	Less Exercise	(8,000)
Preference Shares #	-	-	After Exercise	1,511,703,403	1,685,244,101.45	After Exercise	24,146,437

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-Jan-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
8,000	$20.87	$166,960.00	
8,000	Total value of shares exercised =	$166,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 8000

Amount .paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Save Delete Reset Back



| LOCAL COMPANY TRANSACTIONS | | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee **Add**

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0125835D	KOH WEE KIANG	Individual
S0180405G	SEOW KHENG HEE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0125835D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH WEE KIANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : 458883   [Retrieve Address]

Block/House No. : 60

Street Name : **ELITE PARK AVENUE**

Unit : #   -

Building/Estate Name : **SOUTH UNION PARK**

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   2000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

[Save]   [Reset]   [Back]

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0180405G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SEOW KHENG HEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165 [Retrieve Address]

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

Save | Reset | Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1511703403   86084215   0

Amount of Issued Share Capital : 1685244101.45 86084215   0

Amount of Paid-up Share Capital :   1685244101.45 86084215   0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                   ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002131200A

Transaction No.	**Company Registration No.**	**Company Name**
C070035499	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. : M9-0008879-T

RECEIPT

Receipt No   : ACR0000002131200A

Date/Time : 23/01/2007 14:16

Transaction No   : C070035499

Print

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,009.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,500 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,703,403	1,685,244,101.45	Before Exercise	24,146,437
			Add Exercise	15,500	274,350.00	Less Exercise	(15,500)
			After Exercise	1,511,718,903	1,685,518,451.45	After Exercise	24,130,937
Preference Shares*	-	-					
Preference Shares #	-	-					

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 23-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,500	$17.70	$274,350.00	
15,500	Total value of shares exercised =	$274,350.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9010000 / LEONG CHON YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Local Company Transactions

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :　　　Ordinary　　　　　Preference　　　　　Others

Number of shares :　　　15500 ∕

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70 ∕

unpaid : 0 ∕

Save　Delete　Reset　Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G001229(6)	OR SIU HUNG	Individual
S0012104E	MRS LAM SIOK LOON	Individual



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0012104E   Retrieve Details

Identification Type : *   NRIC

Name : *   MRS LAM SIOK LOON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675   Retrieve Address

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   6000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a considneartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G001229(6)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   OR SIU HUNG

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   26C BLOCK 4, CITY GARDEN, 233 ELECTRIC ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   9500

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511718903	86084215	0
Amount of Issued Share Capital :	1685518451.45	86084215	0
Amount of Paid-up Share Capital :	1685518451.45	86084215	0



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002131222A

Transaction No.	**Company Registration No.**	**Company Name**
C070035524	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002131222A	Date/Time : 23/01/2007 14:21
Transaction No	: C070035524	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,999.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM
THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,718,903	1,685,518,451.45	Before Exercise	24,130,937
Preference Shares*	-	-	Add Exercise	5,000	52,000.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise	1,511,723,903	1,685,570,451.45	After Exercise	24,125,937

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 23-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$10.40	$52,000.00	
5,000	Total value of shares exercised =	$52,000.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
	☐ S0040556F / GOH GEOK LING
	☐ S0114104Z / HENG LEE CHENG
	☐ S0234644C / KWA CHONG SENG
	☐ S0820599Z / ANG KONG HUA
	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution</u>	Share payable in cash	<u>For a consideration other than cash</u>	<u>Share Capital / Allottees' Particulars</u>	<u>Shareholders list after the allotment</u>	<u>Summary of Capital</u>

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000 ⟋

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 10.40 ⟋

unpaid : 0 ⟋

Save   Delete   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

S2186612A   CHIA WEN LIN   Individual


LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2186612A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHIA WEN LIN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   425573 [Retrieve Address]

Block/House No. :   142

Street Name : **LORONG L TELOK KURAU**

Unit : # 01   - 04

Building/Estate Name : **WEDGEWOOD MANSION**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :   Ordinary   Preference   Others

Number of Shares :   1,511,723,903   86084215   0

Amount of Issued Share Capital : 1685570451.45 86084215 0

Amount of Paid-up Share Capital : 1685570451.45 86084215 0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002131268A

Transaction No.	Company Registration No.	Company Name
C070035585	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002131268A

Date/Time : 23/01/2007 14:32

Transaction No   : C070035585

Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,989.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,980 SHARES FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise	1,511,723,903	1,685,570,451.45	Before Exercise	24,125,937
Preference Shares*	-	-	Add Exercise	1,980	29,165.40	Less Exercise	(1,980)
Preference Shares #	-	-	After Exercise	1,511,725,883	1,685,599,616.85	After Exercise	24,123,957

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature :

Date : 23-Jan-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,980	$14.73	$29,165.40	
1,980	Total value of shares exercised =	$29,165.40	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐ HA9010006 / LEONG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   1980

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G001229(6)	OR SIU HUNG	Individual

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual

◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G001229(6)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   OR SIU HUNG

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   26C BLOCK 4, CITY GARDEN, 233 ELECTRIC ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   1980

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   23/01/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares : Ordinary   Preference   Others

Number of Shares : **1511725883**   **86084215**   **0**

Amount of Issued Share Capital : **1685599616.85** **86084215**   **0**

Amount of Paid-up Share Capital : **1685599616.85** **86084215**   **0**



PAYMENT

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                                ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002131279A

Transaction No.	Company Registration No.	Company Name
C070035598	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002131279A   Date/Time : 23/01/2007 14:35

Transaction No   : C070035598   Print

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,979.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| HOME | LOGOUT |



January 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,690,403	1,684,988,641.45	Before Exercise	24,159,437
Preference Shares*	-	-	Add Exercise 5,000	88,500.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,511,695,403	1,685,077,141.45	After Exercise	24,154,437

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature : ....

Designation : Vice President   Date : 22-Jan-2007

Enclosures

* A copy of the Return of Allotment filed with the ACRA
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$17.70	$88,500.00	
5,000	Total value of shares exercised =	$88,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ⦿ Yes   ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/
secretary
signed the
above, please
select
accordingly :

☐S0016173Z / KOH BOON HWEE
☐S0040556F / GOH GEOK LING
☐S0114104Z / HENG LEE CHENG
☐S0234644C / KWA CHONG SENG
☐S0820599Z / ANG KONG HUA
☐S1462421Z / PETER ONG BOON KWEE
☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1557926 / NARAYANA MURTHY

If a person
other than a
director /
secretary
signed the
above, please
enter name(s)
and capacity
(ies) or
designation of
person(s) who
signed the
resolution or
the minutes
incorporating
the resolution
or the written
resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Save   Delete   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

G520893(8)   CHEUNG POK LUN   Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   G520893(8)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   CHEUNG POK LUN ALAN

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [⁻ Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT D, 16/F TOWER 4, GREENWOOD TERRACE, CHAIWAɪ

HONGKONG

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   22/01/2007   (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511695403	86084215	0
Amount of Issued Share Capital :	1685077141.45	86084215	0
Amount of Paid-up Share Capital :	1685077141.45	86084215	0

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/01/2007

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.




PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002128670A

Transaction No.	Company Registration No.	Company Name
C070032540	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000002128670A

Transaction No   : C070032540

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 22/01/2007 11:34

[Print]

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,019.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	**LOGOUT**



January 19, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 DBS Building Tower One   www.dbs.com
Singapore 068809

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES FULLY PAID ARISING FROM THE 2000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,665,403	1,684,497,591.45	Before Exercise	24,184,437
Preference Shares*	-	-	Add Exercise 20,000	417,400.00	Less Exercise	(20,000)
Preference Shares #	-	-	After Exercise 1,511,685,403	1,684,914,991.45	After Exercise	24,164,437

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang   Authorised Signature :

Designation : Vice President   Date : 19-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$20.87	$417,400.00	
20,000	Total value of shares exercised =	$417,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

	☐ HA9016000 / LEUNG CHUN YING
	☐ S0016173Z / KOH BOON HWEE
If a director/	☐ S0040556F / GOH GEOK LING
secretary	☐ S0114104Z / HENG LEE CHENG
signed the	
above, please	☐ S0234644C / KWA CHONG SENG
select	☐ S0820599Z / ANG KONG HUA
accordingly :	☐ S1462421Z / PETER ONG BOON KWEE
	☐ S2549567E / WONG NGIT LIONG
	☐ S2622983I / JEANNIE HUI
	☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | Share payable in cash | **For a consideration other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   20000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Save Delete Reset Back



LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1304935A	HO TWEE TENG	Individual
S2539413E	KEH LEONG KEE @ KEH SIONG KEE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2539413E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KEH LEONG KEE @ KEH SIONG KEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118571 [Retrieve Address]

Block/House No. : 200

Street Name : **PASIR PANJANG ROAD**

Unit : # 02 - 06

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   3000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   19/01/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1304935A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HO TWEE TENG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 549140   [Retrieve Address]

Block/House No. : 55

Street Name : **HIGHLAND ROAD**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   17000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   19/01/2007   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511685403	86084215	0
Amount of Issued Share Capital :	1684914991.45	86084215	0
Amount of Paid-up Share Capital :	1684914991.45	86084215	0





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/01/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

 

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002126147A

Transaction No.	Company Registration No.	Company Name
C070029665	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

[View Receipt]



RECEIPT

Receipt No   : ACR0000002126147A

Transaction No   : C070029665

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 19/01/2007 11:23

Print

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,044.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	-	-	Before Exercise 1,511,685,403	1,684,914,991.45	Before Exercise	24,164,437
Preference Shares*	-	-	Add Exercise 5,000	73,650.00	Less Exercise	(5,000)
Preference Shares #	-	-	After Exercise 1,511,690,403	1,684,988,641.45	After Exercise	24,159,437

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Sherylene Wang

Designation : Vice President

Authorised Signature : _____

Date : 19-Jan-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



| LOCAL COMPANY TRANSACTIONS | | HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⊙ Yes
general meeting to issue ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093041127 / ANDREW ROBERT FOWELL BUXTON
☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI

If a director/ secretary signed the above, please select accordingly :	☐ HA3010000 / LEONG CHUN YING ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital / Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |

Capital Information

Currency :   **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   5000

Amount paid and/or
unpaid on each share
e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S7135273J	TOH LAI WEE	Individual



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution   **Share payable in cash**   **For a considearion other than cash**   **Share Capital / Allottees' Particulars**   **Shareholders list after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S7135273J   [Retrieve Details]

Identification Type : * NRIC

Name : * TOH LAI WEE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 479234 [Retrieve Address]

Block/House No. : 6

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 08 - 15

Building/Estate Name : **CLEARWATER, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c) and (d). Enter "0" (zero) for subsequent allottees in box (a) and leave blank for rest of the items.

a) Number of shares allotted :   5000

b) Class of shares allotted :   Ordinary

c) Currency :   SINGAPORE DOLLAR (099)

d) Date of allotment :   19/01/2007   (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital / Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1511690403	86084215	0
Amount of Issued Share Capital :	1684988641.45	86084215	0
Amount of Paid-up Share Capital :	1684988641.45	86084215	0





Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if
your screen hangs, please check the status of your transaction and your
payment from the "Enquiry On Transaction Lodgement" service available on the
BizFile Homepage.**

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/01/2007

[Submit] [Cancel]

**Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa),
NetsCash, eNets Debit and ACRA Deposit Service.**



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002126169A

Transaction No.	Company Registration No.	Company Name
C070029693	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

| View Receipt |



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002126169A

Date/Time : 19/01/2007 11:28

Transaction No : C070029693

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,034.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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END